Exhibit 99.3

Annual Information Form for the year ended December 31, 2023, dated February 9, 2024

[previously filed on SEDAR]

TELUS Corporation

Annual Information Form for the year ended

December 31, 2023

February 9, 2024

1.	CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.

These risks and assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2023 annual Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company or of our assumptions.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•

Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow).

Risks and uncertainties include:

o

changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in the MD&A;

o

the potential for government to allow consolidation of competitors in our industry or conversely for government to intervene with the intent of further increasing competition, for example, through mandated wholesale access, including to fibre-to-the-premises (FTTP) facilities;

o	the potential for additional government intervention on pricing, including internet overage charges and roaming fees;
o	changes to federal or provincial legislation or its application (including consumer protection legislation);
o

the introduction of new privacy legislation by the federal, provincial or territorial governments or in non-Canadian jurisdictions where we do business that could materially expand or alter the scope of consumer privacy rights, include significant administrative monetary penalties and a private right of action, and implement a new regulatory regime for the use of artificial intelligence (AI) in the private sector, with significant enforcement powers;

o	potential threats to unitary federal regulatory authority over communications in Canada;
o

potential threats to the CRTC’s ability to enforce competitive safeguards such as the Standstill Rule and the Wholesale Code, which aim to ensure the fair treatment by vertically integrated firms of rival competitors operating as both broadcasting distributors and programming services;

o	regulatory action by the Competition Bureau or other regulatory agencies;
o

spectrum allocation and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination, use and transfer of spectrum licences, the cost and availability of spectrum and timing of spectrum allocation, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation;

o	draft legislation permitting the government to restrict the use in telecommunications networks of equipment made by specified companies, including Huawei and ZTE;

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o

draft legislation imposing new cybersecurity reporting requirements; the request by the Minister of Innovation, Science and Industry to telecommunications service providers, including TELUS, to improve network resiliency, along with CRTC proceedings to investigate network reliability and resiliency;

o	potential limitations on international roaming fees and ancillary service fees;
o	restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of, and compliance with, such restrictions;
o	unanticipated changes to the current copyright regime, which could impact obligations for internet service providers or broadcasting undertakings;
o

our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and risks related to the quality of care and provision of insured/uninsured services; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.
•

Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the market and impact our market share and financial results (including revenue and free cash flow).

Risks and uncertainties include:

o

our ability to continue to retain customers by providing a customer service experience that meets or exceeds expectations, a range of relevant products and services and a reliable state-of-the-art network;

o	the intensity of competition, including aggressive promotional offers and device financing strategies and the ability of industry competitors to offer bundled and/or discounted services;
o

competition across all services with communications companies and virtual broadcast distribution undertakings and other over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rates for all services;

o	consolidation, mergers and acquisitions of industry competitors (including the acquisition of Shaw by Rogers and associated assets divested to Videotron), as well as any related regulatory actions;
o	regional operators leveraging wholesale access regulations to enter the market;
o	low-earth-orbit satellite internet services becoming available in urban areas;
o	our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow;
o	vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards;
o

TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact centre and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services;

o

in our TELUS Health business, our ability to compete with other providers of employee and family assistance programs, benefits administration, electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers, including competitors with a vertically integrated mix of health services delivery, IT solutions and related services, global providers that could achieve expanded Canadian footprints, and providers of virtual healthcare services, preventative health services and personal emergency response services; and

o	in our TELUS Agriculture & Consumer Goods business, our ability to compete with focused software and IoT competitors.
•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution;
o

a declining overall market for TV services, resulting in part from content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms;

othe increasing number of households with only mobile and/or internet-based telephone services;

o	potential decline in ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services;

December 31, 2023 | 3

o

disruptive technologies, such as OTT IP services, including software-defined networks in the business market that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;
o	high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost;
o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

oavailability of resources and our ability to build out adequate broadband capacity;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;
o	our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer;
o	supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets;
o

our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire;

o

deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies;

onetwork reliability and change management; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.
•

Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of our network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

•	Generative AI (GenAI).

GenAI exposes us to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that our use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for our services.

•	Climate and the Environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Risks and uncertainties include:

oloss of employee work time as a result of illness or injury;

opublic concerns related to radio frequency emissions

oclimate-related risks (such as extreme weather events and other natural hazards);

owaste and waste recycling;

o	risks relating to fuel systems on our properties and the environmental impact of our network including legacy network equipment; and

ochanging government and public expectations regarding environmental matters and our responses.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations.

•

Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities.

Risks and uncertainties include:

o	our ability to identify suitable candidates for partnerships or strategic transactions and our ability to complete these transactions;
o	our reliance on legacy systems and our ability to implement and support new products and services and business operations in a timely manner;
o	our ability to manage the requirements of large enterprise deals;

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o

our ability to implement effective change management for system replacements and upgrades, process redesigns, cost efficiency programs and business integrations (such as our ability in a timely manner to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships and realize expected strategic benefits, including those following compliance with any regulatory orders);

o

our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings;

o	our ability to effectively manage the growth of our infrastructure and integrate new team members;
o	our reliance on third-party cloud-based computing services to deliver our IT services; and
o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments), as we have assets and operations located outside Canada and the U.S.
•

Customer service. Our service delivery directly impacts customer experience, customer churn rates, and likelihood to recommend outcomes. We may not be able to deliver the excellence our customers expect or maintain our competitive advantage in this area.

Risks and uncertainties include:

o

our ability to successfully implement cost reduction initiatives (including efficiency and effectiveness programs, business integrations, business product simplification, business process automation and outsourcing, offshoring, reorganizations, procurement initiatives, and real estate rationalization).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o

our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages;

o	technical disruptions and infrastructure breakdowns;
o	delays and rising costs, including as a result of government restrictions or trade actions; and
o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.
•

Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

Risks and uncertainties include:

o	recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recently acquired businesses in emerging areas of our business);
o	the level of our employee engagement and impact on engagement or other aspects of our business or any unresolved collective agreements;
o	our ability to maintain our unique culture and team member engagement as we grow and implement organizational changes and cost reduction initiatives;
o	the risk that certain independent contractors in our business could be classified as employees; and
o	the physical and mental health of our team, which are critical to engagement and productivity.
•

Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service.

•

Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•

Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and capital markets regarding our ability to generate sufficient future cash flow to

December 31, 2023 | 5

service our debt. Our current intention to return capital to shareholders could constrain our ability to invest in our operations to support future growth.

Our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer mobile technologies, including wireless small cells that can improve coverage and capacity; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow (which may be affected by restructuring and other costs resulting from initiatives such as post-acquisition integration and cost efficiency programs), our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR+ and EDGAR. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TI Subordinate Voting Shares or the TELUS Common Shares or both.

•

Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results, effective governance of tax considerations and compliance. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

Risks and uncertainties include:

o	interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations;

othe timing and character of income and deductions, such as depreciation and operating expenses;

otax credits or other attributes;

ochanges in tax laws, including tax rates;

o	tax expenses that are materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation;

oelimination of income tax deferrals; and

o

changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•

The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.

Risks and uncertainties include:

o	the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of future policies and actions of foreign governments;

oexpectations regarding future interest rates;

oinflation;

ounemployment levels;

oimmigration levels;

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oeffects of volatility in oil prices;

oeffects of low business spending (such as reducing investments and cost structure);

opension investment returns and factors affecting pension benefit obligations, funding and solvency discount rates;

ofluctuations in exchange rates of the currencies of various countries in which we operate;

osovereign credit ratings and effects on the cost of borrowing;

othe impact of tariffs on trade between Canada and the United States; and

o	global implications of the dynamics of trade relationships among major world economies.
•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks and uncertainties include:

o	our ability to successfully respond to investigations and regulatory proceedings;
o

our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims and lawsuits; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Many of these risks and uncertainties are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this Annual Information Form.

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2.	TABLE OF CONTENTS

	Page reference
		Incorporated by reference from the 2023 annual
Item	Annual Information Form	Management’s discussion and analysis[1]	Financial statements[1]
1 CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2	64,71,76
2 TABLE OF CONTENTS	8
3 CORPORATE STRUCTURE	9
3.1 Name, address and incorporation	9
3.2 Intercorporate relationships	9		Note 28(c)
4 GENERAL DEVELOPMENT OF BUSINESS	10
4.1 Three-year history	10	8,15,32,109
5 DESCRIPTION OF BUSINESS	22
5.1 Who we are	22
(a) Organization	22	32
(b) Our strategy	22	15
(c) Business overview	23	8,21,25,34,39,45,64
(d) Competitive environment	23	22,85
(e) Corporate social responsibility	23
(f) Employee relations	23	25
5.2 Task Force on Climate-related Financial Disclosures: report on climate-related risks and opportunities	23
(a) Governance	23
(b) Strategy	24
(c) Risk management	32
(d) Metrics and Targets	33
5.3 Risk factors	34	76
5.4 Regulation	34	71,82
6 DIVIDENDS AND DISTRIBUTIONS	34	53
7 DESCRIPTION OF CAPITAL STRUCTURE	35
7.1 General description of capital structure	35	29,71,82
7.2 Constraints	36
7.3 Ratings	38	53,56
8 MARKET FOR SECURITIES	40
8.1 Trading price and volume	40
8.2 Prior sales	40		Note 26(b)
9 DIRECTORS AND OFFICERS	41
9.1 Name, occupation and security holding	41
9.2 Cease trade orders, bankruptcies, penalties or sanctions	43
10 LEGAL PROCEEDINGS AND REGULATORY ACTIONS	44	108	Note 29(a)
11 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
12 TRANSFER AGENT AND REGISTRAR	44
13 MATERIAL CONTRACTS	44
14 INTERESTS OF EXPERT	45
15 AUDIT COMMITTEE	45
16 ADDITIONAL INFORMATION	47
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	48

1	As filed on SEDAR+ on February 9, 2024

Each Section of the Management’s Discussion and Analysis for the fiscal year ended December 31, 2023 (2023 annual MD&A), referred to in this Annual Information Form (AIF) is incorporated by reference and filed on SEDAR+ at sedarplus.ca. For greater certainty, notwithstanding references to TELUS’ information circular, consolidated financial statements, sustainability and ESG report and the telus.com website, these documents and website are not incorporated into this AIF. In this AIF, except where otherwise indicated, all references to dollars or $ are to Canadian dollars.

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3.	CORPORATE STRUCTURE
3.1	Name, address and incorporation

TELUS was incorporated under the Company Act (British Columbia) (the B.C. Company Act) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares, and non-voting shares of BCT and BC TELECOM were dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the B.C. Company Act. On February 4, 2013, in accordance with the terms of a court approved plan of arrangement under the Business Corporations Act (British Columbia), TELUS exchanged all of its issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. On April 16, 2013, TELUS subdivided its Common Shares on a two-for-one basis. On March 17, 2020, TELUS subdivided its issued and outstanding Common Shares on a two-for-one basis. On January 1, 2024, as part of an internal reorganization TELUS Holdings 2023 Inc. amalgamated with TELUS Corporation.

TELUS maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia (B.C.) and its executive office at Floor 23, 510 West Georgia Street, Vancouver, B.C.

3.2	Intercorporate relationships and TELUS subsidiaries

TELUS’ telecommunications businesses are primarily operated through TELUS Communications Inc (TCI). TELUS International (Cda) Inc. (TELUS International or TI) is a digital customer experience innovator that designs, builds and delivers next-generation solutions, including artificial intelligence and content moderation, for global and disruptive brands, supporting their clients’ digital transformation journeys and enabling clients to swiftly embrace next-generation digital technologies to deliver better business outcomes.

In February 2021, TELUS International made an initial public offering (IPO) of subordinate voting shares (TI Subordinate Voting Shares); both TELUS Corporation and a TELUS International non-controlling shareholder individually also offered TI Subordinate Voting Shares in conjunction with the IPO.

In the year ended December 31, 2023, TCI and TI were the only subsidiaries that owned assets constituting more than 10% of the consolidated assets of TELUS and that generated sales and operating revenues that exceeded 10% of the consolidated sales and operating revenues of TELUS. In addition, all of the assets, sales and operating revenues of TELUS’ other subsidiaries (other than TCI and TI), together did not exceed 20% of TELUS’ total consolidated assets or 20% of TELUS’ total consolidated sales and operating revenues as at December 31, 2023.

[1]	As of December 31, 2023, TELUS Corporation retained, directly and indirectly, approximately 85% of the combined voting interest attached to all issued and outstanding shares in TI.

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4.	GENERAL DEVELOPMENT OF THE BUSINESS
4.1	Three-year history

During the three-year period ended on December 31, 2023, we continued to advance our national growth strategy, guided by our six strategic imperatives.

For a review of the events and conditions that influenced our general development during 2023, and how our business has continued to evolve, please see Section 1.2 - The environment in which we operate, Section 2.2 - Strategic imperatives, as well as progress on our corporate priorities in Section 3 - Corporate priorities and Section 5 – Discussion of operations of our 2023 annual MD&A which sections are hereby incorporated by reference. This AIF also incorporates by reference Section 11 - Definitions and reconciliations of our 2023 annual MD&A.

The following discussion relates to 2021 and 2022 events and conditions.

Strategic imperative:  Building national capabilities across data, IP, voice and wireless

We were recognized with various accolades from Opensignal throughout 2021.

●	In the Mobile Network Experience Canada report released in February 2021, we were recognized as being number one for Video Experience, Voice App Experience, Download Speed Experience and Upload Speed Experience, and we tied for number one in 4G Availability, 4G Coverage Experience and Games Experience. This achievement marked the ninth consecutive time an aspect of our mobile network, including download speed experience, has earned top spot from Opensignal.
●	In the Canada 5G User Experience Report released in April 2021, we tied for first in 5G Download Speed, 5G Video Experience, 5G Upload Speed, 5G Availability, 5G Voice App Experience and 5G Reach.
●	In The State of Group Video Calling Experience – North and Latin America report released in June 2021, we were the joint winner for Group Video Calling Experience in Canada. As well, Canada ranked third out of 19 countries and territories in North and Latin America.
●	In the Mobile Network Experience: Canada Report (August 2021), we earned the top spot in six of seven categories, won top spot in four awards (Video Experience, Voice App Experience, Download Speed Experience and Upload Speed Experience), and tied for first in two awards (Games Experience and 4G Coverage Experience). Our speed in the Download Speed Experience category was 73.9 Mbps, which was 5.8% faster than the second place finisher and 28.6% faster than the third place finisher.
●	In the Canada 5G Experience Report released in August 2021, we tied for first in 5G Video Experience, 5G Download Speed and 5G Upload Speed.

In 2021, we won two Speedtest Awards from U.S.-based Ookla for Canada’s Fastest Mobile Network and Canada’s Best Mobile Coverage.

In Canada-based Tutela’s report entitled Canada: State of Mobile Experience March 2021, we were awarded two of the national awards for Excellent Consistent Quality and Core Consistent Quality, and tied for Download Throughput and Coverage, based on data from September 1, 2020 to February 28, 2021. Tutela also named us the best mobile experience provider in Canada.

In U.S.-based PCMag’s report The Fastest ISPs of 2021: Canada, released in June 2021, we were ranked as the fastest ISP in Canada among major ISPs for the second consecutive year. The report also noted that we expanded the gap between our speeds and those of our peers by a wider margin.

In February 2021, we announced the completed deployment of TELUS 4G LTE technology in 14 isolated communities in Quebec’s Lower North Shore region, nearly one year ahead of the targeted completion date. For the first time ever, the region’s 2,000 households have access to high-speed internet and mobile phone service, and can browse the internet at speeds similar to those living in urban areas.

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In March 2021, we announced a five-year partnership with the University of Alberta (U of A) to establish a 5G Living Lab at the U of A campus to advance research and development of innovative technologies. The $15 million investment will enhance U of A’s innovation and commercialization capacity in areas of strength, starting with precision agriculture and autonomous vehicle systems.

In June 2021, in partnership with the Kanata North Business Association and Canada’s Centre of Excellence in Next Generation Networks, we announced the launch of the 5G Innovation Zone in Ottawa’s Hub350. This innovation hub is designed to leverage emerging technology advancements, including edge computing, network slicing and IoT commercialization, to tackle real-world challenges. These technologies are foundational to unleash the potential of 5G and the TELUS innovation zone is expected to help realize both economic and societal value from these capabilities.

In December 2021, we expanded our strategic relationship with IBM by deploying a Canada-wide 5G edge computing platform to enable enterprises across multiple industries to accelerate innovative solutions that deliver new value to their clients and operations.

Our investments to deploy our PureFibre technology have brought fibre-optic connectivity further into our infrastructure and directly to homes and businesses. At the end of 2021, over 2.7 million homes and businesses in communities across B.C., Alberta and Quebec had access to ultra-fast, symmetrical internet speeds of 150 Mbps up to 1 Gbps, and approximately 1.3 million premises in B.C. and Alberta had access to symmetrical internet speeds of up to 2.5 Gbps with TELUS PureFibre. Recognizing the need for highly reliable connectivity with low latency throughput to support emerging services such as virtualized networks and IoT applications, we have also begun rolling out new equipment for enhanced speeds and services.

We were recognized with various accolades from Opensignal throughout 2022. These results make us Canada’s most awarded network by Opensignal for the 11th consecutive time.

•

In the Mobile Network Experience Canada report released in February 2022, we were recognized as being first for Video Experience, Games Experience, Voice App Experience and Upload Speed Experience, and we tied for first in Download Speed Experience and 4G Coverage Experience. This achievement marked the tenth consecutive time an aspect of our mobile network, including download speed experience, has earned top spot from Opensignal.

•	In the Canada 5G User Experience Report released in February 2022, we tied for first in 5G Video Experience, 5G Voice App Experience and 5G Download Speed.
•

In the Mobile Network Experience: Canada Report (August 2022), we earned the top spot in four categories (Excellent Consistent Quality, Core Consistent Quality, Games Experience and Voice App Experience), and tied for first in two categories (Video Experience and 4G Coverage Experience).

•	In the Canada 5G Experience Report (August 2022), we earned top recognition in the 5G Video Experience category, and tied for first in two categories (5G Voice App Experience and 5G Download Speed).
•	In the 5G Global Mobile Network Experience Awards 2022 released in September 2022, TELUS was noted as a 5G Global High Performer for 5G Reach.

We were recognized by U.S.-based Ookla for our network performance in 2022.

•	We won the award for North America’s Fastest Mobile Network in January 2022, according to results from tests taken with Speedtest by Ookla for Q3-Q4 2021.
•

According to Ookla’s Speedtest Intelligence, we delivered the fastest median download speeds among top providers in Canada during the first, second and third quarters of 2022, while tying for fastest median download speed in the fourth quarter of 2022.

•	We were named Canada’s Fastest Mobile Network for Q3-Q4 2021 (January 2022) and Q1-Q2 2022 (July 2022), marking 10 consecutive times that our mobile network has earned this recognition from Ookla.

For the second consecutive year, in 2022 TELUS was named Canada’s Most Respected Mobile Service Provider in Canada’s Most Respected Corporation Awards Program, ranking first out of 13 other mobile service providers. Koodo ranked second overall for this year’s award. The award recognized our reputation across customer service excellence, community giving, team culture, diversity, equity and inclusion efforts, as well as overall brand trust by the Canadian public.

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In Canada-based Tutela’s report entitled Canada: State of Mobile Experience March 2022, we were awarded the four national awards for Excellent Consistent Quality, Core Consistent Quality, 5G Excellent Consistent Quality and 5G Core Consistent Quality, based on data from September 1, 2021 to February 28, 2022.

In U.S.-based PCMag‘s report The Fastest ISPs of 2022: Canada, released in June 2022, we were ranked as the fastest nationwide internet service provider (ISP) in Canada among major ISPs for the third consecutive year. Among all major providers across Canada, the testers at PCMag experienced peak download speeds on the TELUS PureFibre network of up to 2,500 Mbps, and upload speeds more than 30% faster than any other widely available plans in Canada.

In January 2022, we announced our multi-year contract with Sandvine, which will enable us to use Sandvine’s application and network intelligence solutions on Google Cloud to further assist us in monitoring and managing expected growth in mobile data and video traffic across our network.

In January 2022, we announced a five-year partnership with the University of Ottawa (uOttawa) to transform the campus into a 5G-connected innovation hub. In addition to this collaboration fueling multidisciplinary research to advance global health and life-saving diagnostics and treatments and cybersecurity, it will also transform uOttawa campuses and enrich the student experience through new curriculums and teaching methods as students participate in cutting-edge research leveraging the power of 5G.

In February 2022, we announced that we are partnering with Google Cloud and NXN Digital to make Canadian cities safer, greener and smarter. This strategic alignment combines our leading networks with Google Cloud’s infrastructure and data analytics, and NXN Digital’s smart-city-as-a-service platform, to enable cities and districts of any size to improve the lives of their citizens through initiatives such as controlling traffic signals to reduce congestion and emissions, and utilizing data analytics that create smarter, more efficient city planning.

In March 2022, together with Samsung Networks, we announced the successful deployment of Canada’s first next-generation Mission Critical Push-to-X (MCPTX) services. Deployed over our leading networks, this new MCPTX solution will equip Canada’s first responders with the information and data they need to more accurately assess emergency situations, improve responsiveness and operational efficiency, and drive better public safety outcomes.

In March 2022, we announced that we will be utilizing our Smart Hub technology and leading 5G network to bring fixed wireless internet speeds up to 100 Mbps to nearly 60 rural communities across B.C. and Alberta by the end of the year. Our Smart Hub technology uses a fixed wireless connection that is powered by our 5G network to deliver faster home internet speeds, making this an innovative alternative for customers living in remote communities or areas that are more challenging to serve with a traditional broadband connection.

In March 2022, together with the Vector Institute, we announced the launch of the energy optimization system, which uses artificial intelligence (AI) to reduce climate impacts from data centres. This development uses model-based reinforcement learning to fine-tune the heating, ventilation and air conditioning (HVAC) systems across network locations, allowing for energy-efficient temperature control. This new algorithm will be open sourced as a contribution to the energy conservation community to leverage AI to create better outcomes for Canadians and our environment.

In April 2022, we were recognized as one of the Best B2B Brands in Canada in 2022 by Report on Business, ranking sixth out of 79 companies in Canada, up from eighth in 2021. This is a testament to our team’s commitment to leverage our social purpose to create remarkable human outcomes while delivering exceptional experiences in the business-to-business (B2B) space.

In May 2022, we announced a strategic collaboration with Taoglas Waste Technologies to combine our Smart City solutions with the Taoglas Waste Insights software to allow for cities to vastly enhance the operation of waste management systems. These smart waste solutions present practical commercial benefits and, more importantly, make a lasting positive impact on the environment.

In June 2022, our #StandWithOwners program returned for the third consecutive year, recommitting $1 million to help businesses across Canada with funding, localized advertising and technology prizes.

In June 2022, we deployed new 3500 MHz spectrum on our next-generation 5G mobile network to further support our country’s economic growth and competitiveness, bringing enhanced capacity, low latency and even faster speed to our customers in Toronto, Montreal, Ottawa, Edmonton and Victoria.

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In October 2022, we announced our collaboration with the Peel Regional Police Service to advance 5G innovation and deploy technologies that will keep our communities safe. This association will provide greater connection while in the field, advance the next generation of 9-1-1 services and connect mental health services within the community as well as equip first responders with improved multimedia tools and real-time data, enabling them to better assess emergency situations and provide urgent support.

We continued to invest in our leading-edge broadband technology, which has enabled the success of our internet, TV and security offerings and business services, as well as our mobility solutions, and helped us deploy our 5G technology in 2020.

•	At December 31, 2022, our 4G LTE technology covered 99% of Canada’s population and our LTE advanced technology covered over 96% of Canada’s population.
•	Our 5G network connected over 30.8 million Canadians, representing approximately 83% of Canada’s population at December 31, 2022.
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As at December 31, 2022, we had connected approximately 3.0 million households and businesses in B.C., Alberta and Eastern Quebec with fibre-optic cable, which provided these premises with immediate access to our fibre-optic infrastructure. This is up from over 2.7 million households and businesses at December 31, 2021.

Strategic imperative: Providing integrated solutions that differentiate TELUS from our competitors

Throughout 2021, we continued to invest in our leading-edge broadband technology, which has enabled the success of our internet, Optik TV offerings and business services, as well as our mobility solutions, and helped allow us to deploy our 5G technology in 2021.

●	Our 4G LTE infrastructure covered 99% of Canada’s population at December 31, 2021 and December 31, 2020.
●	Over 2.7 million households and businesses in B.C., Alberta and Eastern Quebec were connected with fibre-optic cable, which provided these premises with immediate access to our fibre-optic infrastructure. This was up from approximately 2.5 million households and businesses at December 31, 2020.
●	Our 5G network, launched in the second quarter of 2020, connected over 26.2 million Canadians, representing 70% of the population at December 31, 2021.

In February 2021, we launched TELUS Global Connect, enabling our customers to customize and manage IoT device connectivity on cellular networks around the globe. The launch of TELUS Global Connect is part of a growing relationship between TELUS and Eseye, a pioneer of IoT connectivity management solutions, providing businesses with seamless cellular IoT connectivity to 700 mobile networks across 190 countries.

In June 2021, we launched PureFibre X, with upload and download speeds of 2.5 Gbps. PureFibre X plans include the latest Wi-Fi 6, enabling better quality connectivity and connections throughout the home. By leveraging Wi-Fi 6 technology with our new PureFibre X, we can provide households with nearly limitless connectivity, enabling simultaneous 4K streaming, video conferencing, web surfing, gaming, smart home automation and smart home security.

In July 2021, we announced the launch of the TELUS Managed Cloud Security service, which supports an integrated cybersecurity strategy with unified controls and complete visibility across the customers’ infrastructure. Built in collaboration with cybersecurity leader Palo Alto Networks, TELUS Managed Cloud Security offers a comprehensive way to secure data wherever customers do business.

In September 2021, we announced a multi-year agreement with General Motors Canada (GM) that will connect GM’s next-generation vehicles to our 5G network. We are collaborating with GM to enable high-performance wireless network capabilities that will meet the unique needs of an all-electric and autonomous vehicle future. The first GM vehicles with built-in connectivity to our 4G-LTE and 5G network are expected to be introduced with the 2025 model year.

Throughout 2022, we continued to invest in our leading-edge broadband technology, which has enabled the success of our internet, TV and security offerings and business services, as well as our mobility solutions, and helped us deploy our 5G technology in 2020.

•	At December 31, 2022, our 4G LTE technology covered 99% of Canada’s population and our LTE advanced technology covered over 96% of Canada’s population.

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•	Our 5G network connected over 30.8 million Canadians, representing approximately 83% of Canada’s population at December 31, 2022.
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As at December 31, 2022, we had connected approximately 3.0 million households and businesses in B.C., Alberta and Eastern Quebec with fibre-optic cable, which provided these premises with immediate access to our fibre-optic infrastructure. This is up from over 2.7 million households and businesses at December 31, 2021.

In March 2022, we were recognized by Brand Finance as having the most valuable telecom brand in Canada, with our brand value growing by 23% to $10.1 billion, according to the Brand Finance Canada 100 report for 2022.

In May 2022, we were named the Most Trusted Telecom brand in Canada for the fourth consecutive year by Canadian consumers in the Gustavson Brand Trust Index presented by the Peter B. Gustavson School of Business at the University of Victoria.

Strategic imperative: Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In the first quarter of 2021, we acquired a digitally enabled central dispensing pharmacy to make the pharmacy experience more personal, convenient and accessible, as well as easier for users to manage.

In July 2021, TI acquired Bangalore-based Playment, a leader in data annotation and computer vision tools and services specializing in 2D and 3D image, video and light detection and ranging (LiDAR). The acquisition followed TI’s purchase of Lionbridge AI in December 2020 and further expanded the company’s global leadership in scaled data annotation capabilities, enabling greater opportunities to enhance AI systems and provide more complex solutions to technology, large enterprise and existing hyperscaler clients. TI operates this division as TELUS International AI Data Solutions, with a global AI community of over one million annotators and linguists and one of the largest data annotation platforms of its kind globally.

In September 2021, we acquired the assets of Herdtrax Inc., a leading integrated online cattle record management software that allows users to capture data at birth and with every subsequent event through the animal's life. Herdtrax will continue to work to bridge information gaps through an animal's life, providing the ability to track and share attributes to help with management decisions made across the beef industry. Herdtrax was already integrated with Feedlot Health Management Services by TELUS Agriculture, allowing farmers to share information with buyers, helping optimize production efficiency and overall animal health by supporting data-based decision-making for feedlot and calf grower clients.

On September 22, 2021, we acquired 100% ownership of Blacksmith Applications Holdings Inc., a provider of management, optimization and analytics to food, beverage and consumer goods providers. The acquisition was complementary to, and was made with a view to growing, our existing smart data solutions business.

On December 6, 2021, we announced the disposition of our financial solutions business for $500 million. Net proceeds from the transaction were used to support strategic growth investments, including connecting more homes and businesses to our TELUS PureFibre network and advancing our 5G network build and investments to support enhancing new areas of growth, including our offerings to small and medium-sized businesses, as well as in TELUS Health and TELUS Agriculture & Consumer Goods. Proceeds were also used to support debt retirement.

During the first quarter of 2022, TI announced a collaboration with Automation Anywhere, a global leader in robotic process automation (RPA), to simplify the delivery and migration of automation solutions on Google Cloud. As a platinum preferred partner and managed services provider of Automation Anywhere, TI is enabling the end-to-end development of RPA solutions on Google Cloud to improve business tasks with more speed, accuracy and efficiency.

During the first quarter of 2022, we released the first version of our agriculture data exchange platform, which allows our customers to leverage connections to farm machinery, weather and other data sources utilizing a single sign-on. This securely streamlines customer access and storage of data in our cloud platform. The platform has since launched commercially and is serving our global clients daily.

In January 2022, we officially launched TELUS Health Virtual Pharmacy, a patient-focused service designed to improve medication management by ensuring timely delivery of prescriptions direct to a patient's home, providing unlimited access to virtual pharmacist consults, and offering tools to help manage dosing compliance. This virtual pharmacy service allows users to have

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unlimited one-on-one video and phone consultations with pharmacists from the comfort of their home, while also providing them with tools to keep track of their family’s medications through the service’s online dashboard.

In March 2022, we acquired Sprout Wellness Solutions, a holistic digital health and wellness solution designed to educate, engage and inspire people to improve their health through behavioural change. The solution is available as part of the TELUS Health suite of services for Canadian employers to empower their employees, through their benefits plan, to live healthier lives.

During the second quarter of 2022, we launched our new trade promotion management, optimization and analytics (TPx) solution, and have begun transitioning customers onto our platform with plans to continue transitioning more of our current customers throughout the year. The TPx solution allows food merchants to maximize profitability while minimizing waste and inefficiencies.

In July 2022, we announced the opening of a new mental health clinic in downtown Montreal. In response to a high number of individuals waiting for mental health support in Quebec, the new clinic is accepting new clients and offering appointments and individualized programming with trained and compassionate psychologists, counsellors and life coaches.

In July 2022, TI officially opened its state-of-the-art site in Ballina, Ireland, which supports its ability to create, annotate and enhance data to enable better AI via human intelligence, further strengthening TI’s global leadership in AI data solutions.

In August 2022, TI opened its new site in the emerging business district of Pavia, Iloilo in the Philippines. This is its eighth site in the Philippines and second site outside of Metro Manila.

In August 2022, we launched TELUS Health MyPet, a new virtual veterinary care service app that brings dog and cat owners virtual access to provincially licensed vets. TELUS Health MyPet vets provide care for anything from nutritional management and parasite control to behavioural challenges, and can prescribe certain medications. TELUS Health MyPet ensures that pet owners who live in remote areas, or whose pets do not travel well in vehicles, still have access to care without leaving the comfort of home. The initial launch was in B.C. with plans to expand into other provinces over time.

On September 1, 2022, we announced the completion of the acquisition of LifeWorks Inc., expanding the global footprint of TELUS Health, now supporting corporate clients in more than 160 countries, covering 68 million lives and growing worldwide. This acquisition will significantly accelerate our vision of employer-focused healthcare, increasing access to high-quality, proactive healthcare and mental wellness for employees by unifying digital-first solutions across the care continuum.

In November 2022, we announced a strategic initiative to provide TELUS Health’s full suite of total health and well-being solutions to all of Walmart Canada’s more than 100,000 associates. This robust suite of health services will provide Walmart Canada associates and their families with confidential access to hundreds of health professionals from a variety of disciplines to support every step of their healthcare journey.

In December 2022, we announced a new collaboration with Desjardins Insurance that will bring TELUS Health’s leading health and well-being services to members and other eligible individuals from group insurance plans administered by Desjardins.

Strategic imperative: Focusing relentlessly on the growth markets of data, IP and wireless

TELUS technology solutions (TTech) service revenues increased by $685 million or 5.9% in 2021. Our main drivers of growth include: (i) increased internet and data service revenues, as well as smart food-chain technology and other fixed data services revenues, driven by higher revenue per customer resulting from internet speed upgrades, subscriber base growth, business acquisitions and expanded services; (ii) growth in our mobile and connected devices subscriber bases; and (iii) growth in health services revenues, as further described below.

TTech fixed data services revenues increased by $482 million or 12.2% in 2021. The increase was driven by: (i) increased internet and data service revenues, reflecting higher revenue per customer resulting from internet speed upgrades, larger allotted data internet rate plans and rate changes, in addition to a 6.2% increase in our internet subscriber base over the 12 months of 2021; (ii) increased revenues from smart food-chain technology, driven by business acquisitions; (iii) higher TV revenues, reflecting subscriber growth of 4.1% over the 12 months of 2021; and (iv) increased revenues from home and business security driven by expanded services and customer growth of 13.7% over the 12 months of 2021. This growth was partly offset by the ongoing decline in legacy data service revenues.

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TTech mobile network revenue increased by $178 million or 3.0% in 2021, generated from increases in our mobile subscriber base, including growth of Internet of Things (IoT) connections, in addition to growth in monthly recurring charges reflecting a greater mix of high-value customer additions and selection of higher-tier plans. These impacts were partly offset by lower chargeable data usage revenue as customer continue to adopt larger data allotments in their rate plans, the impact of the competitive environment putting pressure on base rate plan prices, and lower roaming revenues as declines in the first quarter of 2021 exceeded modest roaming recoveries in the latter portion of 2021.

TTech health service revenues increased by $73 million or 16.3% in 2021, driven by: (i) business acquisitions; (ii) increased in-clinic services in our reopened TELUS Health Care Centres, whereas clinics were impacted by mandated lockdowns last year; (iii) higher revenues from the continued adoption of our virtual care solutions; and (iv) growth in health benefits management services with plan members resuming the use of elective health services.

Our digital and customer experience (DLCX) solutions operating revenues increased by $573 million or 33.0% in 2021, attributable in part to growth generated from our acquisitions, particularly within our tech and games clients. The remainder of the growth was organic, coming from growth in services provided to existing clients, as well as new clients added since the prior year.

TELUS consolidated service revenues increased by $1,258 million or 9.5% in 2021, which exemplified our commitment to a highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals. In addition, as announced on March 25, 2021, our advanced capital investments in our fibre build and 5G coverage, as well as other capital investments which enable us to support continuing subscriber growth, deliver on our digitization strategy and drive product enhancements, will bolster top-line revenue growth and enhance our strong competitive positioning.

TTech service revenues increased by $1,054 million or 8.6% in 2022. Our main drivers of growth include: (i) growth in health services revenues driven by business acquisitions, including our acquisition of LifeWorks on September 1, 2022, as well as organic growth; (ii) higher mobile network revenues, including growth in our mobile phone and connected devices subscriber bases, in addition to increased mobile phone ARPU; (iii) an increase in data service revenues, driven by internet and security subscriber growth, business acquisitions, higher revenue per internet customer and TV subscriber growth; and (iv) growth in agriculture and consumer goods services revenues driven by business acquisitions and organic contributions. These factors were partly offset by: (i) continued declines in fixed legacy voice and data services revenues; and (ii) lower TV revenues due to an increased mix of customers selecting smaller TV combination packages and technological substitution.

TTech fixed data services revenues increased by $216 million or 5.2% in 2022. The increase was driven by: (i) growth in internet and data service revenues, reflecting a 6.3% increase in our internet subscribers in 2022, in addition to higher revenue per customer as a result of internet speed upgrades, internet rate plans with larger allotted data amounts, and rate changes; (ii) business acquisitions; and (iii) increased revenues from home security driven by expanded services and customer growth of 21.6% in 2022. This growth was partially offset by: (i) the impact of the fourth quarter 2021 disposition of our financial solutions business; (ii) lower TV revenues, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, largely moderated by subscriber growth of 4.7% over the 12 months of 2022; and (iii) the ongoing decline in legacy data service revenues.

TTech mobile network revenue increased by $383 million or 6.2% in 2022, generated from increases in our mobile subscriber base, including growth of IoT connections, supported by roaming improvements resulting from increased international travel volumes. These impacts were partly offset by (i) lower overage revenues as customers continue to adopt larger or unlimited data and voice allotments in their rate plans; (ii) the impact of the competitive environment putting pressure on base rate plan prices; and (iii) a greater uptake of family discounts and bundling credits.

TTech health service revenues increased by $392 million or 75.2% in 2022, driven by: (i) our acquisition of LifeWorks on September 1, 2022; (ii) higher revenues as a result of the continued adoption of our virtual solutions, inclusive of organic growth and business acquisitions; and (iii) growth in health benefits management services, with plan members continuing to increase their use of elective health services, as well as an increase in the number of lives covered, partly offset by rate changes associated with a contract renewal.

Our DLCX solutions operating revenues increased by $367 million or 15.9% in 2022, primarily attributable to growth in our tech and games clients, arising from additional services provided to existing clients and new clients added since the prior year. The strengthening of the U.S. dollar against the Canadian dollar resulted in a favourable foreign currency impact on our DLCX operating

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results, partially offset by the weakening European euro and related unfavourable foreign currency impact on our European euro-denominated operating results.

TELUS consolidated service revenues increased by $1,421 million or 9.8% in 2022, which exemplified our commitment to a highly differentiated and potent asset mix geared towards high-growth, technology-oriented verticals. The completion of our $2.2 billion acquisition of LifeWorks on September 1, 2022 enabled continued innovation and market share growth through our solid financial backing, along with significant cross-selling synergies between our respective organizations, including TELUS International. In addition, our continued advanced capital investments in our fibre build and 5G coverage, as well as other capital investments which enable us to support continuing subscriber growth, deliver on our digitization strategy and drive product enhancements, will bolster top-line revenue growth and enhance our strong competitive positioning.

Strategic imperative: Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority: putting customers first, as we strive to consistently deliver exceptional client experiences and become the most recommended company in the markets we serve. The Commission for Complaints for Telecom-television Services (CCTS) annual reports have indicated the successful results of this strategy.

In December 2021, the CCTS issued its annual report for the 12-month period ended July 31, 2021, and TELUS again received the fewest customer complaints among national carriers, while Koodo again received the fewest complaints among national flanker brands. Although total industry complaints accepted by the CCTS increased by 8.6% year-over-year, complaints involving TELUS increased at a lesser rate of 4.7%.

In 2011, we initiated our first set of long-term energy and greenhouse gas emission reduction goals and surpassed them in early 2019, ahead of our 2020 target. We released our new transformational climate action targets, including having our operations become net carbon neutral by 2030.

Throughout 2021, we continued to leverage our Connecting for Good programs to support marginalized Canadians through the global pandemic and also expanded program eligibility to support those who need it most.

●	We welcomed close to 12,000 new households to our Internet for Good program in 2021, resulting in 106,000 low income family members, persons with disabilities and youth leaving foster care all benefiting from low-cost internet since the launch of the program in 2016.
●	Our Mobility for Good program offers free or subsidized mobile phone rate plans and devices to all youth aging out of foster care and to low-income seniors across Canada receiving the guaranteed income supplement. We added 7,000 youth, seniors and other marginalized Canadians in 2021. Since we launched the program in 2017, more than 28,000 individuals have benefited.
o	In the fourth quarter of 2021, we launched Mobility for Good for Indigenous Women at Risk, a new program that provides free smartphones and data plans to Indigenous women who are at risk of or surviving violence, in partnership with Indigenous organizations in Alberta and B.C.
●	We expanded our Tech for Good program nationally, in partnership with March of Dimes Canada, and continued to provide people with disabilities access to personalized one-on-one assessments, customized recommendations, training and support on mobile devices. Up to December 31, 2021, we have supported more than 4,600 Canadians with disabilities who require professional assistance to independently use or control their mobile device through the program and the TELUS Wireless Accessibility Discount.
●	Our mobile health clinics, served 14 communities across Canada, supported 35,000 patient visits in 2021, resulting in close to 95,000 cumulative primary care visits since the inception of our Health for Good program in 2019. Most mobile clinics had also directly supported the COVID-19 crisis response, providing COVID-19 assessments since the start of the pandemic, and vaccines in 2021. Up to December 31, 2021, our mobile health clinics have administered more than 9,000 vaccinations.
●	We continued to expand our Health for Good program presence with the launch of new clinics throughout the year:
o	In January 2021, we launched a new mobile clinic in Toronto with the Parkdale Queen West Community Health Centre. This clinic provides primary healthcare services for marginalized populations in Toronto’s midwest neighbourhoods.
o	In January 2021, we also announced a new partnership and mobile clinic with Kilala Lelum Health Centre. This specially equipped mobile van provides primary healthcare and Indigenous Elder-led cultural care to residents of Vancouver’s Downtown Eastside.

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o	In May 2021, we enhanced our presence in Victoria, B.C. with the signing of a new partnership agreement with Cool Aid Society, a well-established and highly regarded charity organization that provides primary and mental healthcare, affordable housing and other supports for the homeless in Victoria, Saanich and Langford.
o	In October 2021, we expanded further with the launch of a new mobile clinic in the Niagara Region of Ontario. In collaboration with our partner, REACH Niagara, we are bringing primary care to marginalized and underserved people in the area, including migrant agricultural workers, new immigrants and refugees, while supporting the training of the next generation of healthcare workers.

We continued to help Canadians stay safe in our digital world through our TELUS Wise program in 2021. Over 105,000 Canadians participated in virtual TELUS Wise workshops and events in 2021, bringing our cumulative participation to over 450,000 Canadians since the program launched in 2013.

●	Approximately 47,000 youth attendees at our TELUS Be Brave #EndBullying online event. This event was held in support of Pink Shirt Day on February 24, 2021, a day in which citizens were encouraged to wear pink to take a stand against bullying, in partnership with the Calgary Hitmen.
●	In the third quarter of 2021, we hosted a Facebook Live streaming event on digital citizenship, with close to 20,000 Canadians participating in the event.
●	The launch of TELUS Wise online basics helped those who were new to using technology learn basic, everyday digital literacy skills.

The TELUS Friendly Future Foundation and TELUS Community Boards directed support in 2021 to charitable initiatives helping at-risk youth and other marginalized populations. The Foundation marked its third year in 2021, committing more than $8.7 million in cash donations to 500 charitable organizations. The Foundation has contributed over $25 million in cash donations to our communities since its inception to the end of 2021, supported by the work of our TELUS Community Boards. Since 2005 to 2021, the TELUS Community Boards had invested $91 million in cash donations to 7,800 initiatives, providing resources and support for underserved citizens, especially young people, around the world.

Throughout 2021, the TELUS Pollinator Fund for Good invested nearly $20 million in debt and equity securities of 10 socially responsible and innovative startups, of which 40% were women-led and 50% were led by Indigenous or racialized founders. The Fund was recognized as a Clean50 Top Project for its contributions to clean capitalism in Canada. Canada’s Clean50 offers recognition to Canada’s leaders in sustainability for their contributions over the prior two years. The Fund was also confirmed as a global finalist for the social impact award in Reuters Events Responsible Business Awards.

In February 2021, we introduced our newest TELUS Resource Group, Reach, to advance diverse representation in decision making and to shine light on systemic issues that disproportionately and uniquely affect the Black community. Together with Reach, we will continue to amplify the voices of marginalized communities by providing resources, offering education, driving action, increasing communication and celebrating the heritage of Black team members, as we reach every team member, ensuring dialogue, partnership and growth.

In April 2021, we became the first national telecommunications company in Canada to set science-based greenhouse gas (GHG) emissions reduction targets approved by the Science Based Targets initiative (SBTi). The SBTi is a partnership between CDP, the United Nations Global Compact, the World Resources Institute and the World Wide Fund for Nature to mobilize companies to set science-based targets and boost their competitive advantage in the transition to a low-carbon economy.

Throughout May 2021, we evolved our 16-year legacy global volunteer movement, TELUS Days of Giving, to TELUS #FriendlyFuture Days. More than 55,000 TELUS employees, retirees, family and friends participated, helping to volunteer 1.3 million hours of giving by our TELUS team during the year.

In May 2021, we invested in the Black Innovation Fund, an early-stage venture fund focused on supporting Black-founded technology and technology-enabled businesses based in Canada. Building on our support of the Ryerson DMZ Black Innovation Program, the Black Innovation Fund will help raise the profile of minority entrepreneurs.

On June 14, 2021, we released our sustainability-linked bond framework, the first of its kind in Canada, that aligns our financing strategy with our ambitious goal of achieving operational net carbon neutrality across all of our global operations by 2030. The framework was developed in accordance with the International Capital Market Association’s Sustainability-Linked Bond Principles

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2020 (SLBP). Sustainalytics, a leading independent environmental, social and governance (ESG) research, ratings and analytics firm, reviewed the framework and is of the opinion that it aligns with the SLBP. Our 2.85% Sustainability-Linked Notes, Series CAF, which closed on June 28, 2021, were the first series of bonds in Canada offered under the framework.

In June 2021, we renewed our commitment to champion Canadian small businesses through our #StandWithOwners initiative, recognizing that small business owners have needed to pivot and innovate throughout the COVID-19 pandemic. In this second year, we doubled our commitment by investing $1 million to support small businesses with funding, localized advertising and mentorship as they move forward.

In July 2021, we invested in Radicle, a Calgary-based company that has developed a carbon credit platform for buyers and sellers of carbon credits.

In the fall of 2021, we donated 14,000 backpacks that were filled with essential school supplies to local schools across Canada to support students in need. Since 2006 to 2021, our annual Kits for Kids program donated 180,000 backpacks, creating a friendlier future as kids head back to school.

In September 2021, we launched our Reconciliation Commitment, which was developed in partnership with and in support of Indigenous Peoples across the country. Central to our Reconciliation Commitment is the desire to support the diverse needs of Indigenous Peoples in ways they want to be supported by TELUS. In this regard, we are proud to stand in solidarity with residential school survivors and their families through our $8 million commitment toward reconciliation in 2021. This included a $1 million gift to digitize, promote and distribute the Witness Blanket, as well as investments from the TELUS Pollinator Fund for Good, TELUS Community Boards and TELUS Friendly Future Foundation.

In November 2021, we released our 2021 Indigenous Reconciliation and Connectivity Report, an evolution from the annual connectivity report that shares inspiring stories of the transformative benefits that connectivity brings to newly connected Indigenous communities. The 2021 report also included our first-ever Indigenous reconciliation action plan, making us the first technology company in Canada to publicly commit to an Indigenous reconciliation action plan.

In November 2021, we committed $1 million (including $500,000 of in-kind support in health, network and community services) to support British Columbia following the unprecedented weather events and flooding that sent the province into a state of emergency.

Our renewable energy virtual power purchase agreement (VPPA) with the Brooks I Solar facility in Alberta saw production of over 20.5 GWh in 2021.

In November 2022, the CCTS issued its annual report for the 12-month period from August 1, 2021 to July 31, 2022, and TELUS again received the fewest customer complaints among national carriers, while Koodo® again received the fewest complaints among national flanker brands. Additionally, TELUS had the highest resolution rate of complaints of any national carrier at 89.7%.

Throughout 2022, as part of our unwavering commitment to put our customers and communities first, we enabled $6.6 million in community giving for humanitarian and emergency relief around the world through cash and in-kind contributions from TELUS, our team members and customers, as well as TELUS Friendly Future Foundation. Our global aid in 2022 included helping those impacted by Hurricane Fiona in Atlantic Canada, Hurricane Ian in Florida, the flooding in Pakistan, the humanitarian crisis in Ukraine and the unrest in Iran.

Throughout 2022, we continued to leverage our Connecting for Good® programs to provide support for marginalized individuals. In line with our commitment to enable human connections and to bridge digital divides, we have provided support for 342,000 individuals since the launch of our programs.

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During the year, we welcomed 15,500 new households to our Internet for Good® program. Since we launched the program in 2016, more than 46,500 households and close to 150,000 low-income family members and seniors, in-need persons with disabilities and youth leaving foster care have all benefited from subsidized internet.

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In January and February 2022, we expanded Internet for Good to thousands of low-income seniors in B.C. and Alberta, as well as Eastern Quebec, providing them with the resources and connectivity they need to succeed.

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Our Mobility for Good program offers free or subsidized smartphones and mobile phone rate plans to all youth aging out of foster care and to qualifying low-income seniors across Canada. In 2022, we added over 10,800 youth, seniors and other marginalized Canadians to the program. Since we launched Mobility for Good in 2017, the program has provided support for 43,000 individuals.

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To address the humanitarian crisis in Ukraine, with the backing of partner organizations supporting newcomers from Ukraine, the Mobility for Good program provided over 3,300 free SIM cards with $100 prepaid vouchers to recently arrived Ukrainians facing financial challenges in Canada.

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In the fourth quarter of 2022, we expanded the Mobility for Good for Indigenous Women at Risk of, or Surviving Violence program to the province of Ontario in partnership with two Indigenous-led organizations, Native Women's Resource Centre of Toronto and Native Child and Family Services of Toronto. Since we launched the program in 2021, we have been able to provide support to nearly 1,000 women.

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Our Health for Good mobile health clinics, now serving 23 communities across Canada, supported more than 47,000 patient visits during the year. Since the program’s inception, we have facilitated more than 143,000 patient visits, bringing primary and mental healthcare to individuals experiencing homelessness.

o	In the second quarter of 2022, we launched a new Health for Good mobile care clinic in Calgary, in partnership with The Alex.
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During the year, our Tech for Good program provided access to personalized one-on-one training, support and customized recommendations on mobile devices and related assistive technology and/or access to discounted mobile plans for nearly 1,800 Canadians living with disabilities. Since the program’s inception, we have provided professional assistance for 6,500 Canadians living with disabilities to help them independently use or control their mobile device and/or the TELUS Wireless Accessibility Discount.

In 2022, TELUS Friendly Future Foundation and Canadian TELUS Community Boards directed their financial support to charitable initiatives that help youth and marginalized populations. During its 2022 fiscal year, the Foundation had a direct impact on the lives of more than one million youth by granting $10.6 million to 548 projects delivered by registered charities. Since its inception in 2018, the Foundation has provided nearly $36 million in cash donations to our communities, helping 13.7 million youth reach their full potential.

Our TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs that help youth thrive.

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In the first quarter of 2022, we expanded our Community Boards in Western Canada. The TELUS Vancouver Community Board expanded to include Vancouver Coastal communities and was renamed the TELUS Vancouver and Coastal Community Board. The TELUS Thompson Okanagan Community Board expanded to include Dawson Creek, Fort St. John, Prince George, Quesnel, Cranbrook and surrounding communities and was renamed the TELUS Interior and Northern B.C. Community Board. The TELUS Manitoba Community Board expanded to include Saskatchewan and was renamed the TELUS Manitoba and Saskatchewan Community Board.

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In December 2022, we launched the TELUS North Carolina Community Board, which builds on the efforts of team members from TELUS Agriculture & Consumer Goods, who have been giving back across the state for over 20 years. The board will direct grants totalling more than US$1 million over the next four years to youth programs with a focus on health, education, the environment and technology.

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Since 2005, our 19 TELUS Community Boards worldwide have contributed $100 million in cash donations to more than 8,000 initiatives, providing resources and support for underserved citizens, especially young people, around the world.

We continued to help individuals stay safe in our digital world in 2022 through our TELUS Wise program. More than 112,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events during 2022 to improve digital literacy and online safety, bringing the total number of participants to more than 563,000 since the program launched in 2013.

In May 2022, we received the BEST Award for excellence in employee learning and development from the Association for Talent Development for the 17th consecutive year, making us the only organization to receive this award 17 times.

Also in May 2022, driven by the passion and generosity of our TELUS team, we hosted our 17th annual TELUS Days of Giving across 20 countries. Overall, more than 65,000 team members, retirees, family and friends volunteered around the world, helping to drive 1.44 million hours of global volunteerism this year.

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Since launching in 2020, TELUS Pollinator Fund for Good™ has invested nearly $40 million in debt and equity securities of 26 socially responsible and innovative startups, of which 42% are led by women and 58% are led by Indigenous and racialized founders. In 2022 alone, the Fund closed investments in 13 new socially innovative for-profit startups that are transforming healthcare, caring for our planet, supporting responsible agriculture and enabling inclusive communities. In May 2022, the Fund was named as a finalist in Fast Company’s 2022 World Changing Ideas Awards.

In July 2022, we celebrated the opening of TELUS Sky, our new state-of-the-art headquarters in downtown Calgary. TELUS Sky stands 60 storeys tall and contains 750,000 square feet of office and retail space, including 326 rental homes, and is built to Leadership in Energy and Environmental Design (LEED) platinum standards. With the completion of TELUS Sky, we occupied the largest LEED footprint in North America, including TELUS Garden Vancouver, TELUS Harbour Toronto, TELUS House Ottawa and Place TELUS Quebec.

In November 2022, we were recognized with two gold awards at Excellence Canada’s 2022 Canada Awards for Excellence, winning in the Healthy Workplace and Mental Health at Work categories. We are the only telecommunications company to be recognized in both categories in the same year, for our leadership and organizational commitment to mental health and wellbeing in the workplace.

The TELUS Indigenous Communities Fund was launched in November 2021 and offers grants for Indigenous-led social, health and community programs. Since its inception, the Fund has committed $300,000 in cash donations to 15 Indigenous led community programs supporting food security, cultural revitalization, health, mental health and well-being.

In November 2022, we released our fourth annual Indigenous Reconciliation and Connectivity Report, holding ourselves accountable to the actions laid out in our 2021 Indigenous Reconciliation Action Plan (IRAP) and detailing how we embed Reconciliation within our business, while sharing inspiring stories of connectivity and modern technology enabling transformative outcomes for Indigenous Peoples.

In addition to our network expansion into Indigenous communities, we continued to make meaningful progress towards our IRAP including by: establishing an Indigenous Advisory Council with four inaugural members; forming a three-year partnership with the Moose Hide Campaign; realizing a 300% increase over 2021 in Indigenous-supporting volunteerism; and digitizing the Witness Blanket to amplify the truths of Residential School Survivors with a $1 million commitment from TELUS and TELUS Friendly Future Foundation.

During 2022, we received recognition for our global leadership in sustainability, corporate citizenship, social purpose, and environmental and social reporting, including:

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In January 2022, we were included in the Corporate Knights 2022 Global 100 Most Sustainable Corporations in the World for the 10th time since inception of the recognition in 2005. Additionally, in June 2022, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 16th time and we improved our position on the list, ranking in the top 10.

•	In September 2022, we won the Loyalty360 Best in Class Award for our corporate social responsibility and social impact program excellence.
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At the World Sustainability Awards 2022 held in Munich during the fourth quarter of 2022, we received the Sustainability Excellence Award for our global leadership and commitment to building a better, more sustainable future.

•	We were recognized at the Global Good Awards 2022 in London, U.K., with a bronze award for Global Good Company of the Year.

•In December 2022, we were named to the Dow Jones Sustainability North America Index for the 22nd consecutive year.

We were recognized by Mediacorp Canada Inc. throughout 2022 by being named one of: Canada’s Top Employers for Young People (2022) in February, Canada’s Best Diversity Employers (2022) in March, Canada’s Greenest Employers (2022) in April, and Canada’s Top 100 Employers (2023) in November.

Throughout 2022, we led our national peers in consumer likelihood-to-recommend (L2R) for both the premium and flanker mobile tiers. Our L2R was also ahead of our largest Western Canadian cable TV competitor.

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In 2022, we had four VPPAs with three solar facilities and one wind facility in Alberta. These facilities produced 77 GWh in the fourth quarter of 2022 and 246 GWh in 2022 in total.

Strategic imperative: Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct a Pulsecheck engagement survey to gather confidential team member feedback about TELUS as a place to work in order to measure our progress in creating a high-performance culture. Following each survey, leaders share results with team members and use fair process to build and refine action plans focused on high-priority areas where improvement is required based on Pulsecheck results. In 2021, we achieved an engagement score of 84%, which is an encouraging accomplishment against the backdrop of the highly competitive and dynamic environment in which we work and reinforces the strength of the culture our team members have built together. In 2021, TELUS was the most engaged organization globally compared to organizations of our size and composition according to our survey provider, Kincentric. In 2022, we achieved an engagement score of 83%, which is an encouraging accomplishment against the backdrop of the highly competitive and dynamic environment in which we work and reinforces the strength of the culture our team members have built together. TELUS is the most engaged organization globally compared to organizations of our size and composition according to our survey provider, Kincentric.

5.	DESCRIPTION OF BUSINESS

5.1	Who we are

TELUS is a dynamic, world-leading communications technology company with more than $20 billion in annual revenue and over 19 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Health is a global healthcare leader, which provides employee and family primary and preventive healthcare and wellbeing solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering more than 69 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

In 2023, we generated $20.1 billion in operating revenue and other income and had approximately 19.3 million telecom subscriber connections. This included approximately 10.1 million mobile phone subscribers, 3.1 million connected device subscribers, 2.6 million internet subscribers, 1.4 million TV subscribers, 1.1 million residential voice subscribers, and 1.1 million security subscribers.

(a)	Organization

Please see Section 5 - Discussion of Operations of our 2023 annual MD&A which is hereby incorporated by reference and describes our reporting segments: TTech; and Digitally-led customer experiences – TELUS International (DLCX).

(b)	Our strategy

Please see Section 2 - Core business and strategy of our 2023 annual MD&A which is hereby incorporated by reference.

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(c)	Business overview

Please see Section 4 - Capabilities of our 2023 annual MD&A which is hereby incorporated by reference and which describes our principal markets, products and services and our distribution channels.

Our assets and resources, including employees, brand and distribution methods, tangible properties (such as our telecommunications networks and network facilities), intangible properties (such as brand and wireless spectrum licences) and an overview of foreign operations are discussed in Section 4.2 - Operational resources in the 2023 annual MD&A.

For revenue and other financial information on the two most recently completed financial years with respect to our mobile and fixed businesses, see Section 5.4 TELUS technology solutions segment and for DLCX please see Section 5.5 Digitally-led customer experiences – TELUS International segment in the 2023 annual MD&A.

An overview of the Canadian economic environment and the telecommunications industry can be found in Section 1.2 The environment in which we operate and Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in the 2023 annual MD&A. Seasonal trends that have impacted us are described in Section 5.2 Summary of consolidated quarterly results, trends and fourth quarter recap and in Section 5.4 TELUS technology solutions segment in the 2023 annual MD&A.

(d)	Competitive environment

Please see Sections 4.1 - Principal markets addressed and competition and 10.4 - Competitive environment of our 2023 annual MD&A which is hereby incorporated by reference.

(e)	Corporate social responsibility and environment

We are committed to following sustainable and responsible business practices and to making decisions that balance economic growth with enabling positive social and environmental outcomes. More information about our approach to sustainability and our social purpose can be found in our annual Sustainability and ESG Report at https://www.telus.com/en/social-impact.

(f)	Employee relations

Please see Section 4.2 - Operational resources of our 2023 annual MD&A which is hereby incorporated by reference.

5.2	Task Force on Climate-related Financial Disclosures: report on climate-related risks and opportunities

We understand there can be direct or indirect financial impacts on our operations from climate-related risks and opportunities and we aim to provide transparency on how these risks and opportunities affect our strategy and operations. We disclose below relevant climate-related information in accordance with the Task Force on Climate-related Financial Disclosures (TCFD) recommendations published in June 2017. Concurrent with the release of its 2023 status report on October 12, 2023, the TCFD has fulfilled its remit and disbanded. The Financial Stability Board (FSB) has asked the IFRS Foundation to take over the monitoring of the progress of companies’ climate-related disclosures, which were recently incorporated into the International Sustainability Standards Board (ISSB) Standards.

This disclosure is structured into four sections as per TCFD guidance: Governance; Strategy; Risk management; and Metrics and Targets. The disclosure provides a comprehensive view into how we understand and manage the risks and opportunities associated with climate change at TELUS.

(a)Governance

We have a long-standing foundation of sustainability governance which supports our commitment to environmental stewardship and responsible corporate citizenship.

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Board oversight of climate-related risks and opportunities

Our Board of Directors (Board) is responsible for the stewardship of the Company, which includes oversight of enterprise risk management. At our quarterly board meetings, our Board reviews reports and engages in discussions on corporate strategies, progress and targets, in addition to emerging risks and opportunities for innovation such as how technology can assist in responding to climate-related extreme weather events.

The Corporate Governance Committee (CGC) of our Board reviews and monitors, on behalf of the Board, the Company’s approach, planning and reporting on sustainability and environmental, social and governance (ESG) matters; and reviews and recommends to the Board for approval the Company’s annual sustainability and ESG report and other related disclosures. Our Sustainability and Environment and Enterprise Risk Management teams provide quarterly reports to the CGC. These reports contain pertinent information regarding our environmental and climate-related risks and related compliance activities. The CGC also oversees climate-related opportunities as they arise or are otherwise identified and discussed during quarterly CGC meetings.

In 2022, we considered the role of our Board committees in overseeing climate and sustainability issues and commitments, resulting in clarifications to the Audit Committee’s role in oversight of climate-related financial disclosure. The Audit Committee’s terms of reference were updated to include the review of metrics regarding climate-related risks, sustainability and environmental disclosure in financial reporting, while the Corporate Governance Committee remains responsible for reviewing and monitoring TELUS’ overall approach, planning and reporting on ESG and sustainability matters.

Our Board succession planning process involves an ongoing assessment of Board member skills which helps the CGC and the Board identify any gaps in the skills and competencies considered most relevant for the Company. As part of this process, Board members are asked to identify their experience or education as it relates to sustainability, environment and climate risk management.

Management oversight of climate-related risks and opportunities

Our Chief Executive Officer and Executive Team are responsible for the execution of the strategic direction of our sustainability programs, which includes assessing and managing climate-related risk and mitigation as well as identifying climate-related opportunities.

Our Sustainability and Environment Team reports to our Senior Vice President & Treasurer, who is responsible for the development and governance of our sustainability strategy.

The Sustainability and Environment Team seeks to assess climate-related risks and opportunities by integrating sustainability considerations and implementing projects across the business, delivering in-house training and awareness on sustainability, and managing our Environmental Management System (EMS), which is ISO 14001:2015 certified in Canada. This process includes benchmarking through formal and informal materiality assessments, data and scenario analysis, considering internal and external stakeholder input and reviewing the regulatory environment in which we operate.

As we work to mitigate the climate impacts of our own operations, we also integrate climate considerations throughout our product development and innovation processes across our business including in emerging areas such as TELUS Health and TELUS Agriculture & Consumer Goods. Consideration of relevant climate risks and opportunities is required for all material investment decisions for enhancing our current products and developing new ones to align with our low-carbon future.

Additionally, we link our sustainability performance to compensation through our corporate scorecard, which affects the company-wide performance bonus structure. The social capitalism index within the scorecard contains metrics which measure our performance in reducing greenhouse gas (GHG) emissions as well as social impact metrics. In addition, our Sustainability and Environment team’s performance bonus structure is linked more broadly to our 2025 and 2030 environmental goals.

(b)Strategy

Climate-related risks identified over the short, medium, and long-term.

Each year, we identify, and are exposed to, both climate-related physical risks as well as risks associated with transitioning to a low-carbon future. Climate-related physical risks are those resulting from the increasing severity and frequency of extreme weather events,

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rising global temperatures, and other chronic climate changes, in our operations, our supply chain, and in our communities. We identify transition risks as those related to climate change, including the impact of changes in policy or implementation of lower-emission technology.

Some of the physical and transitional climate risks we have identified that may impact us in the short-term (one to five years), include, but are not limited to: carbon regulation including carbon pricing impacting our operations and value chain; increased energy demand and its environmental and financial impacts; and growing customer and other stakeholder demand for low-carbon solutions.

Some of the physical and transitional climate risks we have identified that may impact us in the medium to long-term (more than five years), include, but are not limited to: direct and indirect supply chain disruptions, including price increases; reliability and resiliency of critical infrastructure; and financial impacts resulting from not achieving climate-related goals such as those included in our Sustainability-Linked Bonds.

Climate-related opportunities identified over the short, medium, and long term.

With world-class networks, a customers first approach and shareholder-friendly initiatives, we aim to improve the lives of Canadians and our communities while providing robust shareholder returns. Our corporate strategy enables us to respond nimbly to opportunities, including those consistent with adapting to rising climate risks and transitioning to a low-carbon economy. Furthermore, our Sustainability and Environment team regularly seeks opportunities to invest in climate technologies, implement trials and seek out new, financially sound opportunities to reduce our GHG impact.

Our business investments connect our country’s dispersed population digitally, and as a result, attract customers who are looking to reduce their carbon footprint. In addition, we continue to focus on investments in network optimization, infrastructure upgrades, real estate space reduction and lighting retrofits to drive future savings and absolute energy reductions.

The following are examples of climate-related opportunities that we are currently pursuing:

●	We have a corporate-wide goal to effectively procure 100% of our electricity requirements from renewable or low-emitting sources by 2025 and, in an effort to reach that goal, we have signed four VPPAs with wind and solar energy developers in Alberta for over 167 MW of renewable energy capacity.
●	We have built a broadband network that enables our customers to live and work in locations of their choosing while minimizing their travel-related environmental footprint and optimizing productivity.
●	For over a decade, TELUS Health has been working with health authorities, community partners and stakeholders to build a more sustainable healthcare system leveraging the power of technology. TELUS Health offers healthcare products that allow customers to connect virtually with healthcare practitioners, which improves efficiency of services offered, limits physical travel-related climate impacts, and increases accessibility to prevention and wellness services for those who seek it.
●	TELUS Agriculture & Consumer Goods solutions help solve for inefficiencies in the way food and consumer goods are produced, distributed and consumed. Through digital solutions and data insights we are delivering global supply chain connectivity, improved safety, sustainability, quality and efficiency for production processes in a manner that is traceable and clear to the end consumer.
●	We continue to expand our Work Styles program that allows over 90% of our domestic team members to work from home, reducing the emissions associated with commuting.

In addition to enhancing the opportunities stated above, we continue to develop low-carbon, nature-based and climate friendly solutions for our customers and communities, enabled by our networks and technology, in the medium to long term (over five years). For example, through our TELUS Ventures and Pollinator for Good funds, we are investing in responsible startups driving social and environmental impact to make the world a better place.

Scenario Analysis

We conduct scenario analyses to better understand the resilience of our corporate strategy in different climate scenarios. Performing and disclosing the outcome of the various scenarios help us determine how our operations can prepare and help mitigate changes in climate, as new climate regulations, technologies and other impacts emerge and evolve. At the same time, these analyses also help us identify new opportunities for our business and help us inform our stakeholders about how our organization is positioning itself in light of these risks and opportunities.

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We last undertook a comprehensive qualitative scenario analysis assessment of our direct operations (excludes our upstream and downstream activities) with an independent third party in 2022, to better align with TCFD recommendations. We broke down the assessment between transitional climate risks and opportunities assessment and physical climate risks assessment.

1) Transitional climate risks and opportunities assessment

The following steps were taken in 2022 to short-list, prioritize and assess the transition risks and opportunities to which we may be susceptible in different warming scenarios in the future:

1)	Longlist identification – First, we collated a comprehensive list of risks and opportunities based on our business operations, peer analysis, internal knowledge capacity and emerging trends. This resulted in a long-list of 21 transition risks and opportunities which were assessed to delineate potential impacts (financial, reputational and market) on our business.
2)	Prioritization – Those 21 transition risks and opportunities were assessed against three parameters:

(i) Likelihood – the probability of each risk or opportunity occurring

●	Occurring now or is almost certain to occur
o	Risk is inherent to the industry due to external influences
o	Precise understanding of where and when event would occur
●	Likely to occur in the next 18 months
o	High level understanding of where and when event would occur
●	Unlikely to occur within the next 18 months
o	High level understanding of where and when event would occur

(ii) Consequences – the magnitude of the impact if the event were to happen

●	High financial impact
○	Risk: potential regulatory fines or prolonged provincial media coverage affecting brand/reputation
○	Opportunity: high positive impact on brand/reputation
●	Medium financial impact
○	Risk: potential external reporting requirements, breach of contract or regional media coverage affecting brand/reputation
○	Opportunity: medium positive impact on brand/reputation
●	Low financial impact
○	Risk: potential internal reporting requirements, breach of company policy or local media coverage affecting brand/reputation
○	Opportunity: low positive impact on brand/reputation

(iii) Velocity – the speed of the impact.

This resulted in an overall risk rating for each of the 21 transition risks and opportunities that was broadly classified into low, medium and high to indicate materiality. These estimates are adjusted for inflation throughout.

3)

Initial quantitative assessment – Next, we evaluated the quantitative impact of one of the identified risks noted above, which was carbon pricing, since data was readily available for this risk. This was assessed in the two climate scenarios and time horizons and fed into the qualitative assessment. The climate scenarios chosen for this step were the Bank of Canada scenarios which outline the risk outcomes that would impact the Canadian economy and financial system and were most applicable to us given that our operations are mostly in Canada. The Bank of Canada derived their country-level scenarios from the Network for Greening the Financial System (NGFS) models, and ensured they are well-aligned with NGFS scenarios. The Bank of Canada’s 2019 Policies and Net Zero 2050 (1.5° Celsius) were considered to provide the widest range of possible climate outcomes. We then updated the 2019 Policies scenario to include carbon pricing data from the Pan Canadian Approach to Carbon Pollution Pricing, giving us the business as usual (BAU) policies scenario.

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These are the parameters that were used to conduct the quantitative assessment.

Select credible transition pathways	Climate model	Transition pathways	Description	Rationale
	Bank of Canada	2019 Policies	A scenario consistent with 2019 climate policies which are already in place or announced.	Establish the baseline to quantify transition risks from the changing carbon price in dollar amount.
		Net-zero 2050 (1.5° Celsius)	An ambitious immediate policy action scenario to limit average global warming to 1.5° Celsius that includes current net-zero commitments by some countries.	Enable the exploration of an ambitious transition scenario piloted by the Bank of Canada and Office of the Superintendent of Financial Institutions to assess climate transition risk.

The financial impact of carbon pricing risk was estimated in 2022 by multiplying the projected carbon price with projected amount of emissions for the two scenarios. Carbon price in the Net Zero scenario is projected to be much higher than the current policies scenario. By meeting our emission reduction targets, we may be able to reduce our carbon price risk significantly in both the short and long term. The results of this analysis allowed us to determine the likelihood and consequence ratings in the qualitative assessment.

4)

Qualitative assessment: The short-listed risks and opportunities (from step 2 above) were assessed against the two climate scenarios to evaluate their overall impact on our operations in the medium-term (2030) and long-term (2050). The Bank of Canada climate scenarios BAU policies; Net Zero 1.5° Celsius were used for the qualitative assessment.

●	The two climate scenarios were chosen to provide appropriate diversity to future outcomes.
●	Key parameters such as policy changes, technology developments and availability, energy mix, commodity market dynamics, etc. were discerned to help define development pathways and trends over the assessed timeframe.
●	The trends were studied against the shortlist to evaluate how they are likely to evolve in the future and the implications for us.

Please note that these scenarios are a tool to envision a future of two divergent climate scenarios, so that we can outline plausible risks and opportunities, and plan for resilience. They are not future predictions.

2030 Risks
Sub-Category	Description	Scenario	Likelihood	Consequence	Risk Rating
Policy and legal	Increased and/or uncertain carbon prices, including the indirect impact of carbon costs	BAU policies	This scenario includes the Pan Canadian Approach to Carbon Pollution Pricing, therefore the likelihood is high.

The price used in the Pan-Canadian Approach to Carbon Pollution Pricing for 2030 is $170 per tonne. If our emissions stay constant, a medium financial impact could be expected. However, the financial impact of the carbon price would be indirect through increased costs of goods and services as we are not directly regulated by the pricing mechanism.

Medium
		Net Zero	This scenario shows that the likelihood of a carbon price being implemented is high.	The estimated carbon price from the net zero scenario is higher than in the BAU policies scenario, however our	Medium

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analysis showed that this could still result in a medium financial impact. As noted earlier, the financial impact of the carbon price would be indirect as we are not directly regulated by the pricing mechanism.

Markets	Price and supply shocks in the energy and commodities markets	BAU policies

There is a high likelihood of oil, gas and electricity increasing in price due to the continued demand for conventional fuels and commodities influenced by limited-supply-growing-demand dynamics and limited incentives to more sustainable alternatives.

				A medium financial impact could be expected as fuel prices are expected to increase, however, this price rise is mitigated by the VPPAs secured and efficiency measures implemented by us.	Medium
Net Zero

There is a high likelihood of the energy and commodities market being affected by economic headwinds from addressing carbon emissions (carbon tax). Market prices may also evolve on the back of policies and growing investments in low carbon technology.

A medium financial impact could be expected (greater than in the BAU policies scenario), which could be a result of fuel supply volatility or high carbon tax outlay, increasing fuel prices. However, this price rise is mitigated by our VPPAs and efficiency measures.

Medium
Reputation	Diminished reputation with investors as a result of lower ESG ratings	BAU policies	Likelihood is medium as rating frameworks exist in the market which intend to highlight and acknowledge best ESG management practices and are unlikely to significantly increase in the short-term.	Although we already have good reporting practices, the increase in expectations could result in a low level of additional costs and impact to reputation.	Low
		Net Zero			Low

2030 Opportunities
Markets	Investment in renewable energy	BAU policies

Significant market drivers, such as policies and regulations emerge to support renewable adoption. Meanwhile electricity prices are expected to increase moderately, therefore the likelihood of having positive impacts from entering our VPPAs at a low initial price is considered medium.

By entering into the market at an early stage, we have been able to enter into VPPAs at a low price. As electricity prices are projected to continue increasing moderately over the short-term, we may be able to maintain positive cash flow from the VPPA price change, potentially resulting in a medium financial impact. However, further modelling would be required to fully understand the extent of this opportunity.

Medium
		Net Zero	Policies are expected to support renewable energy uptake. There is a high likelihood that	By entering into the market at an early stage, we have been able to enter into VPPAs at a	Medium

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the cost of renewable power could increase mildly in the short term as supply starts to catch up with demand and electricity prices are expected to increase more than the BAU scenario as more demand is expected.

low price. As electricity prices are projected to continue increasing moderately over the short term, we may be able to maintain positive cash flow from the VPPA price delta, potentially resulting in a medium financial impact. In this scenario, demand for VPPAs is likely to be higher, and therefore the price delta would be lower. However, further modelling would be required to fully understand the extent of this opportunity.

Markets	Shifting consumer preferences for our services as a result of our good reputation in climate performance	BAU policies

Consumer ESG awareness is expected to increase, as governments and markets continue to push for climate action. However, in the short term it is likely that consumer preferences would be more focused on receiving low cost, high value services and products, therefore the likelihood of this opportunity occurring is medium.

We have the opportunity to meet customers' demand, which could positively impact market share, bottom-line, and market perception. However, this may result in a low increase in consumer base, revenues and market share in the short term.

Low
		Net Zero	Low

2050 Risks
Sub-Category	Description	Scenario	Likelihood	Consequence	Risk Rating
Policy and legal	Increased and/or uncertain carbon prices, including the indirect impact of carbon costs	BAU policies

The BAU policies scenario includes the Pan Canadian Approach to Carbon Pollution Pricing. Although it has not been specified whether there will be a carbon price after 2030, we assume that there will be and the impact will be high.

The price used ($170 per tonne) is the one included in the Pan-Canadian Approach to Carbon Pollution Pricing for 2030 and in our analysis we have kept this value consistent until 2050. If our emissions stay constant, a medium financial impact could be expected. However, the financial impact of the carbon price would be indirect through increased costs of goods and services as we are not directly regulated by the pricing mechanism.

Medium
		Net Zero	The likelihood of there being a carbon price in Canada under the net zero scenario is still high in 2050 as a price is still included in the model.	Between 2030 and 2050, carbon prices are estimated to double, which would have a high magnitude financial impact. As noted earlier, the financial impact of the carbon price would be indirect as we	High

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are not directly regulated by the pricing mechanism.

Markets	Price and supply shocks in the energy and commodities markets	BAU policies

There is a high likelihood of the energy and commodities market (particularly oil and gas) increasing in price. However, the cost of electricity is likely to decrease from 2030 and going forward, according to the model in both scenarios.

An overall lower financial impact could be expected as a result of the projected decrease in electricity costs in this scenario, given our consumption. This decrease is slightly offset by the projected increase in the cost of oil and gas in 2050.

Low
		Net Zero	There is a medium likelihood of the energy and commodities market being affected by decreased demand for fuels, resulting in lower fuel prices for us, as well as decreased cost for electricity.	A low financial impact could be expected driven by the projected decrease in electricity costs, given our consumption.	Low
Reputation	Diminished reputation with investors as a result of lower ESG ratings	BAU policies	Likelihood is medium given rating frameworks exist in the market which intend to highlight and acknowledge best ESG management practices and are unlikely to significantly increase in the long-term.	Although we already have good reporting practices, the increase in expectations from investors and stakeholders could result in additional costs and a medium impact to reputation.	Medium
Net Zero

Investors are highly likely to put more weight on these ratings in the future to evaluate their portfolio risk and opportunities. Additionally, other stakeholders can utilize them to analyze engagement opportunities.

				Although we already have good reporting practices, the expectations of investors and stakeholders could increase in this scenario, resulting in a medium financial and reputational impact.	Medium
2050 Opportunities
Markets	Investment in renewable energy	BAU policies

The rising costs of renewable power are expected to slow down due to more market and policy support for renewable energy uptake. Therefore, the likelihood of having a positive return from entering VPPAs early is considered high.

As electricity prices are expected to decrease in the long term, the delta between newly signed VPPAs and market electricity prices may decline over time, therefore the positive financial impact is expected to decrease accordingly, but likely having low impact.

Low
Net Zero

Rapid electrification of industries coupled with the federal net zero commitments results in renewable energy or low carbon power as the market norm by 2050. This means electricity prices will come down lower than the BAU scenario towards 2050 with medium likelihood.

As electricity prices are projected to come down in the long term in this scenario, we may experience lower positive cash flow as the change in the retail price of energy and price within the VPPA may reduce. New VPPA contracts signed near 2050 may lead to higher positive cash flow due to stabilized/decreased

Low

30 | 2023 Annual Information Form

technology costs with cumulative impact likely low.

Markets	Shifting consumer preferences for our services as a result of our good reputation in climate performance	BAU policies

With medium likelihood, consumer awareness and business scrutiny is likely to evolve in the long-term. However, this scrutiny would primarily be addressed by delivering consistent business performance and quality in addition to maintaining a focus on climate performance.

			We have the opportunity to meet customers' demand, which could positively impact market share, bottom-line, and market perception, likely resulting in medium impact.	Medium
Net Zero

It is highly likely that stakeholder expectations and awareness will be centered around achieving 2050 net zero commitments and therefore consumer preferences are likely to align significantly towards sustainability, better management and accountability, and transparent business practices.

A positive impact on our reputation and brand would occur as a result of good company sustainability and climate performance. An increase in consumer base and revenues is also possible, which could result in a moderate increase in revenues.

Medium

2) Physical climate risk assessment

The scenario analysis conducted in 2022 also involved a physical climate risk assessment which was focused on our assets. The scope of this assessment involved the determination of what to include as our key assets. The starting point was an assessment of over 21,000 assets, along with information on whether that asset was leased or owned, its location (address and coordinates), property usage code and square footage. Then the list was reduced by asset category and certain assets were assessed for criticality by considering a number of different factors, e.g. whether it’s a 5G wireless core site. Next, we assessed asset value, such as the value of the building/asset, the value of the contents and the potential business interruption value. As a result of this scoping, 149 assets were included in the physical climate risk assessment, which included all of our critical sites.

Our approach to the quantitative assessment can be broken down into our considering the likelihood of the risk occurring, the consequence of the impact, and using the results from these two assessments to qualitatively assess the relative impact magnitude:

Likelihood: The likelihood of a risk occurring was assessed using the S&P TruCost Physical Risk data. This data provides a physical risk point-in-time exposure score to climate hazards relative to global conditions, independent of the characteristics of the asset present at a given location. This data was developed in order to provide companies with a data set to help understand physical risk exposure at the portfolio level, and to prioritize the assets within the portfolio.

●	Inputs:
○	Asset location data
○	Climate scenario data which provides an exposure score

Consequence: relates back to the importance of the asset and the level of impact that would be felt if the asset was put out of commission.

●	Inputs:
○	Asset value and cost of business interruption
○	Hazard type

Resulting risk rating: comprised of the likelihood of the risks occurring and the resulting consequences of the event

●	Output: A qualitative risk score for each asset for each hazard (very low, low, medium, high or very high)

December 31, 2023 | 31

S&P TruCost Physical Risk Data has four built-in scenarios, aligning with different levels of warming. These scenarios are built using the combined Shared Socio-economic Pathways (SSPs) and Representative Concentration Pathways (RCPs) pathways that the Intergovernmental Panel on Climate Change (IPCC) used in the latest Sixth Assessment Report (AR6). For this assessment we used SSP1 - 2.6 and SSP5 - 8.5 to provide us with a low and high climate change scenario.

●	Low Climate Change Scenario (SSP1 - 2.6): Aggressive mitigation scenario in which total greenhouse gas emissions reduce to net zero by 2050, resulting in global average temperatures rising by 1.3 to 2.4 ° Celsius by 2100, consistent with the goals of the Paris Agreement.
●	High Climate Change Scenario (SSP5 - 8.5): Low mitigation scenario in which total greenhouse gas emissions triple by 2075 and global average temperatures rise by 3.3 to 5.7 ° Celsius by 2100.

The following table shows the results of our physical climate risk assessment and indicates that flooding and extreme heat are high priority hazards for us. In addition, wildfires are also a higher risk category as it rated with a higher “low” score than the other hazards that rated low.

	Likelihood					Overall Risk Rating
Hazard	Low Climate Change Scenario		High Climate Change Scenario		Consequence Rating	Low Climate Change Scenario		High Climate Change Scenario

	2030	2050	2030	2050		2030	2050	2030	2050
Extreme Cold	Medium	Medium	Medium	Medium	Very Low	Very Low	Very Low	Very Low	Very Low
Flood	Medium	Medium	Medium	Medium	Medium	Medium	Medium	Medium	Medium
Extreme Heat	Medium	Medium	Medium	High	Medium	Medium	Medium	Medium	Medium
Sea Level Rise	Very Low	Very Low	Very Low	Very Low	Medium	Very Low	Very Low	Very Low	Very Low
Water Stress	Low	Low	Low	Low	Very Low	Very Low	Very Low	Very Low	Very Low
Wildfire	Very Low	Low	Very Low	Low	Medium	Very Low	Low	Very Low	Low
Tropical Cyclone	Very Low	Very Low	Very Low	Very Low	Medium	Very Low	Very Low	Very Low	Very Low

(c) Risk management

Process for identifying climate-related risk

Effective risk management supports our foundation for sustainability leadership. We define business risk as the degree of exposure associated with the achievement of key strategic objectives in relation to the effectiveness and efficiency of operations; reliability and integrity of financial reporting; compliance with laws and regulations, policies, procedures and contracts; and, safeguarding of assets within an ethical organizational culture.

We assess and manage climate risks as part of a broader enterprise risk management program. Climate-related physical risks as well as risks associated with transitioning to a low-carbon environment are integrated within our Enterprise Risk Management (ERM) framework, which solicits and incorporates the expertise and insight of team members from all areas and levels of the organization, including our Board. Our enterprise risks arise primarily from our business environment, and risk identification and assessment drives our strategies and business objectives. Climate risks, as well as all other risks in our ERM Risk Register, are reviewed each quarter and are assessed for their perceived impacts in the short, medium and long-term.

We also maintain an enterprise-wide, award-winning business continuity management program that is aligned with our corporate priorities, including prioritizing the safety of our team members, minimizing the impacts of threats to our facilities, business operations and supply chain, maintaining service to our customers and keeping our communities connected. Ongoing risk-based optimization of our disaster recovery capabilities for our IT and telecommunication network assets is a key focus for preventing outages and limiting their impact on our operations and customers.

32 | 2023 Annual Information Form

Process for managing climate-related risk

We mitigate all risk types, including climate, through contract terms, contingency planning and other risk response strategies, as appropriate. We strive to avoid taking on undue risk whenever possible and work to align risks with business strategies, objectives, values and risk tolerances. Residual exposure for certain risks are mitigated through insurance coverage, where we judge this to be efficient and commercially viable. Our specific strategy for managing climate-related risks includes three key components:

●	Mitigation: focusing on reducing energy use and carbon dioxide equivalent (CO2e) emissions
●	Adaptation: focusing on business continuity planning and readiness for the potential physical risks of a changing climate on our operations
●	Innovation: helping customers realize their climate change goals through product and service solutions such as video-conferencing.

Severe weather risk is a primary aspect of our climate-related risk management framework and is categorized as either having team member impacts, facility impacts or service delivery impacts. These risks are categorized and reported to the Audit Committee of the Board on a quarterly basis where such risks may impact regions in which we operate.

Mitigation initiatives to address severe weather threats have been an increasing focus and we have operationalized enhanced processes with respect to severe weather monitoring, notification of key stakeholders, and incident management, in addition to updating climate incident playbooks that leverage learnings from prior events. These measures occur in both short-term and long-term planning.

Short-term climate risk mitigation

On a weekly basis, our Corporate Business Continuity Office (CBCO) publishes a severe weather outlook for all operating jurisdictions to highlight severe weather events which could pose a threat to our operations, complemented by daily severe weather threat monitoring and notifications for key internal stakeholders.

The CBCO also hosts biannual seasonal preparedness workshops to create awareness and enhance our preparedness for anticipated seasonal threats. The workshops focus on upcoming seasonal trends, potential threats, and reviewing lessons learned from past incidents.

We maintain a property risk governance program that systematically identifies, evaluates, manages and monitors property related risks at critical network facilities. This program also assists in the identification of natural catastrophic hazards.

Long-term climate risk mitigation

We conduct flood and seismic studies every five to seven years to identify the most vulnerable sites and assist in possible future mitigation strategies. We also support various municipalities on climate change adaptation initiatives by representing the telecommunications industry in advising how the changing risk landscape, as a result of climate change, could affect the delivery of our services to citizens, businesses and communities.

Our ISO 14001:2015 certified EMS, used to identify and control the environmental impacts associated with our operations, is audited annually to assess compliance with standard applicable regulatory requirements.

(d) Metrics and Targets

Metrics used to identify climate-related risks and opportunities

We assess climate-related risks and opportunities by tracking and disclosing our GHG emissions and energy consumption. Our most significant sources of GHG emissions and energy consumption consist of direct energy and indirect energy for owned and leased real estate properties in Canada, cell tower sites, vehicle fleet, and remote generator fuel that are within our operational control. Annual disclosure of our Scope 1, Scope 2 and Scope 3 GHG emissions, as well as data and performance details, can be found in our annual Sustainability and ESG Report and ESG Data Sheet. Scope 1 and 2 emissions are independently assured on a limited basis.

December 31, 2023 | 33

Climate-related targets

We established the following targets in 2020:

●	Effectively procure 100% of our electricity requirements from renewable or low-emitting sources by 2025.
●	Achieve operational net carbon neutrality by 2030.
●	Reduce our energy intensity by 50% from 2019 levels by 2030.
●	Commit to set Science-based Targets in 2021.

In 2021, the Science-based Target initiative (SBTi) approved our Science-based Targets, which include the following:

●	Reduce absolute Scope 1 and 2 GHG emissions by 46% from 2019 levels by 2030.
●	Reduce absolute Scope 3 GHG emissions from business travel and employee commuting by 46% from 2019 levels by 2030.
●	Reduce Scope 3 GHG emissions from purchased goods and services, capital goods and the use of sold products by 75% per million dollars of revenue from 2019 levels by 2030.

In 2023, we submitted our commitment to reach net-zero GHG emissions across the value chain to SBTi. As part of our effort to accelerate this transition, we have also:

●Resubmitted our Scope 1 and 2 target with an increased level of ambition (75% from 2019 levels by 2033).

●Set an additional Scope 3 target for supplier engagement (pending external validation by SBTi).

In addition to these targets, the TELUS Environmental Policy keeps us focused on building an environmentally friendly future by collaborating across the Company to:

●	Monitor, measure and reduce our overall GHG emissions.
●	Improve our energy intensity as we grow our business.
●	Minimize spills and halocarbon releases.
●	Enhance our Environmental Management System.
●	Align with green building certifications, such as LEED, within our real estate development projects.
5.3	Risk factors

Please see Section 10 - Risks and risk management of our 2023 annual MD&A which is hereby incorporated by reference.

5.4	Regulation

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2023 annual MD&A which is hereby incorporated by reference.

6.	DIVIDENDS AND DISTRIBUTIONS

The dividends per Common Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2023, are shown below:

Quarter ended [1]	2023	2022	2021
March 31	$0.3511	$0.3274	$0.3112
June 30	$0.3636	$0.3386	$0.3162
September 30	$0.3636	$0.3386	$0.3162
December 31	$0.3761	$0.3511	$0.3274
Total	$1.4544	$1.3557	$1.2710

1Paid on or about the first business day of the next month.

34 | 2023 Annual Information Form

Our shareholders received a total of $1.4544 per share in declared dividends in 2023, an increase of 7.3% from 2022. Our Board reviews the dividend rate quarterly. Our quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio. On February 8, 2024, a first quarter dividend of $0.3761 per share was declared, payable on April 1, 2024, to shareholders of record at the close of business on March 11, 2024. The first quarter dividend for 2024 reflects a cumulative increase of $0.025 per share from the $0.3511 per share dividend paid in April 2023, consistent with our multi-year dividend growth program.

We first announced our dividend growth program in May 2011. In May 2022, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2023 through to the end of 2025, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Effective January 1, 2020, our long-term dividend payout ratio target guideline is calculated as 60% to 75% of prospective free cash flow. See Section 7.5 - Liquidity and capital resource measures of our 2023 annual MD&A which is hereby incorporated by reference. Based on dividends announced as of February 9, 2024, and 1.47 billion TELUS Corporation Common Shares outstanding at December 31, 2023, dividend declarations would total approximately $2.2 billion in 2024, before taking into account any Common Shares purchased and cancelled under any normal course issuer bid that we may implement. There can be no assurance that we will maintain a dividend growth program through 2025.

7.	DESCRIPTION OF CAPITAL STRUCTURE
7.1	General description of capital structure

The authorized capital of TELUS consists of 6,000,000,000 shares, divided into: (1) 4,000,000,000 Common Shares without par value; (2) 1,000,000,000 First Preferred shares without par value, issuable in series and; (3) 1,000,000,000 Second Preferred shares without par value, issuable in series. The Common Shares are listed for trading on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Common Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares are entitled to participate with respect to the payment of dividends as declared by the Board and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held. Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

The Common Shares are subject to constraints on transfer to ensure our ongoing compliance with the Canadian ownership and control requirements of the Telecommunications Act and the Direction to the CRTC (Ineligibility of Non-Canadians) under the Broadcasting Act as noted in Constraints – Canadian ownership and control requirements.

Please see Sections 9.4 - Communications industry regulatory developments and proceedings and 10.3 - Regulatory matters of our 2023 annual MD&A which is hereby incorporated by reference.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The First Preferred shares rank prior to the Second Preferred shares and Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

December 31, 2023 | 35

As of February 9, 2024, there are no First Preferred shares outstanding.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the Board determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares. Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS. The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

As of February 9, 2024, there are no Second Preferred shares outstanding.

Shareholder rights plan

TELUS has had a shareholder rights plan (Rights Plan) in place since March 2000. Our current Rights Plan was adopted by the Board on March 13, 2019 (Effective Date) and ratified and confirmed by the shareholders at our annual meeting on May 9, 2019, and reconfirmed by the shareholders at our annual meeting on May 6, 2022.

Under the current Rights Plan, TELUS issued one right (Right) in respect of each Common Share outstanding as at the Effective Date. The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years (in 2022 and 2025). Each Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20% or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common Shares for $160 (i.e. at a 50% discount) respectively. For further details, please refer to the Rights Plan, a copy of which is available on SEDAR+ at sedarplus.ca on EDGAR at www.sec.gov as an exhibit to TELUS’ registration statement on Form 8-A filed with the U.S. Securities and Exchange Commission on May 10, 2019 (Commission File No. 001-15144) or available from TELUS’ Corporate Governance office, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Normal course issuer bid and shelf prospectus

Please see Section 4.3 - Liquidity and capital resources of our 2023 annual MD&A which is hereby incorporated by reference.

7.2	Constraints

Canadian ownership and control requirements

Certain subsidiaries of TELUS Corporation are Canadian carriers, holders of radio authorizations and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (Telecommunications Act) and the Direction to the CRTC (Ineligibility of Non-Canadians) issued pursuant to the Broadcasting Act (Canada) (Broadcasting Act) to be Canadian-owned and controlled. Under the Telecommunications Act, a Canadian carrier, such as TCI is considered to be Canadian-owned and controlled if:

(i)	not less than 80% of the members of its board of directors are individual Canadians;
(ii)	Canadians beneficially own not less than 80% of its voting interests; and
(iii)	it is not otherwise controlled in fact by persons who are not Canadians.

Substantially the same rules apply in relation to broadcasting undertakings but an additional requirement set out in the Direction to the CRTC (Ineligibility of Non-Canadians) is that the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. When levels of non-Canadian ownership exceed 20 per cent, an independent programming committee must be appointed to make all programming decisions relating to the licensed broadcasting undertaking.

36 | 2023 Annual Information Form

TELUS Corporation has filed with the CRTC the requisite documentation affirming TCI’s status as a Canadian carrier. We further intend that TCI will remain controlled by TELUS Corporation and that it will remain “Canadian” for the purposes of Canadian ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (Ownership and Control Regulations), made pursuant to the Telecommunications Act, further provide that in order for a company that holds shares in a carrier (carrier holding corporation) to be considered Canadian, not less than 66-2/3% of the issued and outstanding voting shares of that company must be beneficially owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. To the best of our knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3% of the issued and outstanding Common Shares of TELUS Corporation and TELUS Corporation is not otherwise controlled in fact by non-Canadians. For the purposes of these regulations, “Canadian” means among other things:

(i)	a Canadian citizen who is ordinarily resident in Canada;
(ii)	a permanent resident of Canada who is ordinarily resident in Canada and has been so for not more than one year after the date he or she was eligible to apply for Canadian citizenship;
(iii)

a corporation with not less than 66-2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or

(iv)

a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

The Direction to the CRTC (Ineligibility of Non-Canadians) provides a similar definition of “Canadian” but also includes a “qualified corporation” which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(a)	Canadians beneficially own and control less than 80% of the issued and outstanding voting shares of the parent corporation and less than 80% of the votes,
(b)	the chief executive officer is a non-Canadian, or
(c)	less than 80% of the directors of the parent corporation are Canadian.

On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20% and in order to meet the requirements of a “qualified corporation” in accordance with the Direction to the CRTC (Ineligibility of Non-Canadians), the Board appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

The Ownership and Control Regulations provide Canadian carriers and carrier holding corporations, such as TELUS Corporation, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting interests. Under the Ownership and Control Regulations, such corporations may refuse the subscription, issuance, transfer or purchase of voting interests, if necessary, to ensure that they and their subsidiaries remain eligible under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in the Ownership and Control Regulations:

(i)	refuse to accept any subscription for voting shares;
(ii)	refuse to allow any transfer of voting shares to be recorded in its share register;
(iii)	suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and
(iv)	sell, repurchase or redeem excess voting shares.

To ensure that TELUS Corporation remains Canadian and that any subsidiary of TELUS Corporation, including TCI, is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act, to be issued radio authorizations under the Radiocommunication Act (Canada) (Radiocommunication Act), or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into the Articles of TELUS Corporation permitting its directors to make determinations to effect any of the foregoing actions.

In addition, TELUS has systems in place to monitor the level of Canadian ownership of its Common Shares. For registered shareholders and shares trading on the TSX, a reservation and declaration system requires non-Canadian purchasers of Common Shares to obtain a reservation number from our transfer agent and registrar, Computershare Trust Company and to declare whether or not the purchaser is a Canadian or non-Canadian. For Common Shares trading on the NYSE, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS Common Shares held by non-Canadians must be transferred to this account (no reservation application is required).

December 31, 2023 | 37

The Telecommunications Act was amended in June 2012 to remove foreign ownership restrictions for telecommunications common carriers that hold less than a 10% share of the total Canadian telecommunications services revenues. This change was made to enable non-Canadian owned entities to start up or acquire Canadian carriers that hold less than a 10% share of total Canadian telecommunications services revenues. However, given that TELUS and its affiliates exceed this 10% threshold, we remain subject to the pre-existing Canadian ownership and control restrictions outlined above. Canadian ownership requirements for licensees under the Broadcasting Act remain unchanged.

7.3	Ratings

The following information relating to our credit ratings is provided as it relates to our financing costs, liquidity and operations. Additional information relating to credit ratings is contained in Section 7.5 - Liquidity and capital resource measures to Section 7.8 - Credit ratings in the 2023 annual MD&A.

Credit ratings are important to our borrowing costs and ability to obtain short-term and long-term financing and the cost of such financing. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. A reduction in the current rating on our debt by rating agencies, particularly a downgrade below investment grade ratings or a negative change in ratings outlook which could result in a rating below investment grade could adversely affect our cost of financing and our access to sources of liquidity and capital. We believe our investment grade credit ratings, coupled with our efforts to maintain constructive relationships with banks, investors and credit rating agencies, continue to provide TELUS with reasonable access to capital markets. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions including transactions involving over-the-counter derivatives. As at December 31, 2023, TCI is a party to an agreement expiring in December 2024, with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain trade receivables up to a maximum of $600 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. (DBRS) or the securitization trust may require the sale program to be wound down.

The rating agencies regularly evaluate TELUS and TCI, and their ratings of our long-term and short-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the telecommunications industry generally, and the wider state of the economy. The Company’s credit ratings are outlined in the chart below. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Credit rating summary	DBRS Ltd.	Standard & Poor’s Rating Services	Moody’s Investor Services	Fitch Ratings
TELUS Corporation
Notes	BBB	BBB	Baa2	BBB
Commercial paper	R-2 (mid)	A-2	P-2	—
TELUS Communications Inc.
Debentures	BBB	BBB	—	BBB

38 | 2023 Annual Information Form

Institution	Rating
DBRS

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories, other than “AAA” and “D”, also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.

A “BBB” rating denotes adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

A DBRS rating trend provides guidance with respect to an opinion regarding the outlook for a rating. The rating trend indicates the direction a rating may move if present circumstances continue unless addressed. A positive or negative trend represents an indication that there is a greater likelihood that the rating could change in the future than is the case if a stable trend was assigned. Assignment of a positive or negative trend are resolved typically within a twelve-month period.

S&P

A S&P issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P’s view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A S&P rating outlook indicates an opinion regarding the potential direction of a long-term credit rating over the intermediate term (ranging six months to two years). A positive outlook indicates a rating may be raised, and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when the ratings are not likely to be changed, and a developing outlook is assigned when rating may be raised or lowered.

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa”. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

A Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. A stable outlook indicates a low likelihood of a rating change over the medium term. A negative, positive or developing outlook indicates a higher likelihood of a rating change over the medium term.

December 31, 2023 | 39

Institution	Rating
Fitch

Rated entities in a number of sectors, including financial and non-financial corporations, sovereigns and insurance companies are generally assigned issuer default ratings (IDRs). IDRs opine on an entity’s relative vulnerability to default on financial obligations. The “threshold” default risk addressed by the IDR is generally that of the financial obligations whose non-payment would best reflect the uncured failure of that entity. As such, IDRs also address relative vulnerability to bankruptcy, administrative receivership or similar concepts, although the agency recognizes that issuers may also make pre-emptive and therefore voluntary use of such mechanisms. In aggregate, IDRs provide an ordinal ranking of issuers based on the agency’s view of their relative vulnerability to default, rather than a prediction of a specific percentage likelihood of default.

“BBB” ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” Long-Term IDR category, or to Long-Term IDR categories below “B”. Ratings may also have a directional Watch or Outlook assigned, which can signify the trajectory of the credit profile.

A Fitch rating outlook is an opinion on the direction a rating is likely to move over a one- to two-year period. A positive rating outlook indicates an upward trend on the rating scale, and a negative rating outlook signals a negative trend on the rating scale. Ratings with stable outlooks can be raised or lowered without a prior revision to the outlook. Evolving outlooks may be described when there is conflicting elements of both positive and negative trends.

As of February 6, 2024, DBRS, S&P, Moody’s and Fitch rate TELUS as BBB (or equivalent) with a stable outlook. As is common practice, during the last two years, each of the mentioned credit rating agencies charged TELUS for their rating services which include annual surveillance fees covering our outstanding long-term and short-term debt securities, in addition to one-time rating fees for certain agencies when debt is initially issued. We reasonably expect that such payments will continue to be made for rating services in the future.

8.	MARKET FOR SECURITIES
8.1	Trading Price and Volume

Our Common Shares are listed on the TSX under the symbol “T” and on the NYSE under the symbol “TU”. Monthly share prices and volumes for 2023 are listed below:

	TSX – Common Shares			NYSE – Common Shares
Month	High ($)	Low ($)	Volume	High ($U.S.)	Low ($U.S.)	Volume
January	28.87	26.00	47,323,262	21.56	19.02	28,410,890
February	29.00	26.66	57,858,948	21.82	19.76	31,333,695
March	27.60	26.14	54,045,807	20.27	19.03	37,068,852
April	28.95	26.67	39,978,785	21.34	19.83	26,545,075
May	28.85	25.63	44,531,509	21.28	18.89	29,267,977
June	26.03	25.05	49,090,508	19.59	18.86	32,139,709
July	26.09	23.28	53,802,519	19.66	17.60	41,007,039
August	24.18	22.28	59,516,869	17.87	16.68	35,051,240
September	24.04	21.81	56,305,417	17.70	16.11	30,822,422
October	23.07	21.16	48,247,652	16.93	15.47	44,342,415
November	24.62	22.42	48,190,657	17.97	16.14	35,793,582
December	25.94	23.19	64,997,918	19.14	17.43	43,133,157

8.2	Prior Sales

In 2023, we undertook debt offerings consisting of a $500 million Sustainability-Linked Bond and a $1.75 billion, three-tranche bond offering which included a Sustainability-Linked Bond. These offerings increased our weighted average cost of long-term debt from 4.03% to 4.33% and brought our average term to maturity from 12.1 years to 11.3 years.

40 | 2023 Annual Information Form

Please refer to TELUS Corporation’s 2023 year-end audited consolidated financial statements – Note 26(b) TELUS Corporation senior notes for details on our past debt offerings.

In addition, in the ordinary course of business, the Company has the capability to issue commercial paper with maturities of less than 12 months. As at December 31, 2023, the Company had $1.0 billion of commercial paper outstanding, all of which was denominated in U.S. dollars (US$0.8 billion).

9.	DIRECTORS AND OFFICERS
9.1	Name, occupation and security holding

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS as at February 9, 2024, as well as the date each such person became a director of TELUS and committee membership are as set out below. Currently, there are 13 directors on the Board. Each was elected at TELUS’ annual general meeting (AGM) on May 4, 2023. Each director’s term of office will expire

December 31, 2023 | 41

immediately before the election of directors at the upcoming AGM on May 9, 2024. Nominees for re-election will be included in the Information Circular for the 2024 AGM.

Directors of TELUS Name and municipality of residence)	Director since	Principal occupation
Raymond T. Chan 2, 4 – Chair Vancouver, B.C.	2013	Corporate Director

Hazel Claxton [1,2] Toronto, Ontario	2021	Corporate Director

Lisa de Wilde 3 - Chair, 2 Oakville, Ontario	2015	Bell Media Professor of Media Management, Schulich School of Business, York University

Victor Dodig Toronto, Ontario	2022	President and Chief Executive Officer, CIBC group of companies

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Thomas E. Flynn [1,4] Toronto, Ontario	2020	Corporate Director

Mary Jo Haddad 2 – Chair, 3 Niagara-on-the-Lake, Ontario	2014	Founder and President, MJH & Associates (strategic leadership and healthcare advisory services)

Christine Magee [2,4] Toronto, Ontario	2018	Co-Founder and Chair, Sleep Country Canada

John Manley Ottawa, Ontario	2012	Chair, TELUS Corporation; Chair, Jefferies Securities, Inc.; and Senior Business Advisor at Bennett Jones LLP

David Mowat 1 – Chair Vancouver, B.C.	2016	Corporate Director

Marc Parent [2,4] Montreal, Quebec	2017	President and Chief Executive Officer, CAE Inc.

Denise Pickett [1,3] Toronto, Ontario	2018	President, Global Services Group, American Express

W. Sean Willy [1,3] Saskatoon, Saskatchewan	2021	President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation

1Member of Audit Committee

2	Member of People. Culture and Compensation Committee
3	Member of Corporate Governance Committee
4	Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Ray Chan was Chair of Baytex Energy Corp. from 2014 to 2018 and Lead Independent Director from 2018 to 2019; Lisa de Wilde was CEO of the Ontario Educational Communications Authority (TVO) from 2005 to 2019; Thomas Flynn was CFO of BMO Financial Group from March 2011 to December 2020.

42 | 2023 Annual Information Form

Executive officers

The name, municipality of residence and principal occupations of each of the executive officers of TELUS, as of February 9, 2024, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

Doug French Whitby, Ontario	Executive Vice President and Chief Financial Officer

Navin Arora Calgary, Alberta	Executive Vice President and President, Business Solutions

Tony Geheran Vancouver, B.C.	Executive Vice President and Chief Operations Officer

Gopi Chande West Vancouver, B.C.	Senior Vice President and Treasurer

Zainul Mawji Edmonton, Alberta	Executive Vice President and President, Consumer Solutions

Sandy McIntosh Toronto, Ontario	Executive Vice President, People and Culture and Chief Human Resources Officer

Andrea Wood Toronto, Ontario	Executive Vice President and Chief Legal and Governance Officer

All of the executive officers of TELUS have held their present positions or other positions with the Company during the past five years or more.

TELUS shares held by directors and executive officers

As at February 7, 2024, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,845,065 Common Shares, which represented approximately 0.12% of the outstanding Common Shares.

9.2	Cease trade orders, bankruptcies, penalties or sanctions

For the 10 years ended February 9, 2024, other than as disclosed below we are not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. On December 1, 2022, the Court of King’s Bench for Saskatchewan issued an Order approving a Proposal filed with the Office of the Superintendent of Bankruptcy on October 21, 2022 and as accepted by requisite majorities of the creditors of Tron Construction & Mining Inc. (TCMI) and Tron Construction & Mining Limited Partnership (TCMLP), a 100% First Nation owned business. W. Sean Willy is the President and CEO of Des Nedhe Development Corporation, which, among other portfolio investments, owns TCMLP. In connection with such ownership, Mr. Willy is the Chair of TCMI.

For the 10 years ended February 9, 2024, we are not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade order, an order similar to a cease trade order or an order that denied such issuer access to any exemption under securities legislation, and that was in effect for a

December 31, 2023 | 43

period of more than 30 consecutive days, (in each such case, an “Order”) while that person was acting in that capacity, or was subject to such an Order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity.

10.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal proceedings are described in Section 10.18 - Litigation and legal matters in the 2023 annual MD&A and in the Company’s December 31, 2023, consolidated financial statements Note 29(a) Claims and lawsuits.

From time to time, in the ordinary course of business, the Company and its subsidiaries are assessed fees or fines by securities regulatory authorities in relation to administrative matters, including late filing or reporting fees, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Company. In addition, the Company and its subsidiaries are subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. However, during the most recently completed financial year, the Company is not aware of any material (i) penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority.

11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, there were no directors or executive officers, or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us.

12.	TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada. Computershare maintains the Company’s registers at 800, 324 - 8th Avenue SW, Calgary, Alberta T2P 2Z3.

13.	MATERIAL CONTRACTS

TCI is a party to a three-year agreement (expiry December 31, 2024) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $600 million. TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded during its term through to the date hereof.

TELUS holds a five-year unsecured $2.75 billion credit facility (2018 Credit Facility) with a syndicate of financial institutions. On July 14, 2023, a third amendment agreement was entered into which extended the maturity date from April 2026 to July 2028. The 2018 Credit Facility may be used for general corporate purposes including the backstop of commercial paper.

On July 12, 2022, TELUS entered into an unsecured non-revolving $1.9 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes. Subsequently, the size of the facility, upon our request, was reduced to $1.15 billion.

TELUS has also entered into material contracts in connection with the following financings in 2023:

●	On March 28, 2023, TELUS issued $500 million aggregate principal amount of 4.95% Sustainability-Linked Notes, Series CAJ, due March 28, 2033.
●	On September 8, 2023, TELUS issued $850 million aggregate principal amount of 5.75% Sustainability-Linked Notes, Series CAK, due September 8, 2033; $500 million aggregate principal amount of 5.60% Notes, Series CAM, due September 9, 2030; and $400 million aggregate principal amount of 5.95% Notes, Series CAL, due September 8, 2053.

The applicable trust indenture and supplemental indenture documents in relation to these notes have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The terms of the indenture are fully described in our final short form base shelf

44 | 2023 Annual Information Form

prospectus dated August 8, 2022 filed on SEDAR+. The terms of the various notes issued in 2023 and the applicable supplemental indentures are as set forth in the shelf prospectus supplements dated March 23, 2023 and September 5, 2023, filed on SEDAR+. The base shelf prospectus dated August 8, 2022 has been filed as part of a registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (Commission File No. 333-266633).

14.	INTERESTS OF EXPERT

Deloitte LLP, is the auditor of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

15.	AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of our external and internal auditors, the management of our risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures. A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this AIF.

The current members of the Audit Committee are David Mowat (Chair), Hazel Claxton, Tom Flynn, Denise Pickett and W. Sean Willy. Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that David Mowat is the audit committee financial expert and has the required accounting or related financial management expertise. The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to their role on the committee.

December 31, 2023 | 45

David Mowat is the Chair of the Audit Committee. He is the former President and CEO of ATB Financial, a position he held from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named chair of the Alberta Royalty Review panel. He is currently a director of the Laurentian Bank Group. David holds a Bachelor of Commerce from the University of British Columbia and the ICD.D designation from the Institute of Corporate Directors. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an honorary doctorate of laws from the University of Alberta.

Hazel Claxton is the former Executive Vice-President and Chief Human Resources Officer of Morneau Shepell Inc. (renamed LifeWorks Inc.), a position she held from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel currently sits on the boards of Bank of Montreal, Allied Properties REIT, University Pension Plan Ontario, and Unity Health Toronto. Previously, she was on the boards of Queen’s University, St. Michael’s Hospital, and the Shaw Festival Theatre. Hazel holds a Bachelor of Commerce (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

Tom Flynn is the former Vice-Chair of BMO Financial Group. Prior to 2021 he was an executive officer and served as Bank of Montreal’s Chief Financial Officer from 2011 to 2020 and Chief Risk Officer from 2008 to 2011. Previously, Tom held other leadership positions, including Executive Vice-President Finance and Treasurer, and Head of the Financial Services Corporate and Investment Banking Group in BMO Capital Markets. Tom is a Director of Ontario Health and was previously Chair of the Board of Sunnybrook Health Sciences Centre, Holland Bloorview Kids Rehabilitation Hospital and Symcor Inc. He obtained his MBA and his Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at Western University, is a Chartered Professional Accountant and a Fellow of CPA Ontario, and holds the ICD.D designation from the Institute of Corporate Directors.

Denise Pickett is the President, Global Services Group of American Express, a position she has held since September 2019. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services and most recently as American Express’ Chief Risk Officer. Denise holds an MBA in marketing from the Schulich School of Business at York University and a Bachelor of Science (Honours) from the University of Toronto.

W. Sean Willy is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. From 2010 to 2016, Sean was the Director of Corporate Responsibility for Cameco Corporation, a publicly traded uranium producer. Sean is an experienced business executive, with a 25-year history of creating, developing and leading inclusive practices in the resource sector and building opportunities with Indigenous communities. In his career, Sean has developed and implemented progressive and innovative Indigenous inclusion and value-added corporate social responsibility strategies for two leading resource companies, Rio Tinto and Cameco Corporation. Sean has always worked to ensure Indigenous Peoples are seen as full partners in long-term relationships, and this has led to Sean building partnerships in Australia, the United States and throughout Canada. Sean is currently on the Board of GreenFirst Forest Products Inc. In the past, he has served as Chair of the Mining Association of Canada’s Indigenous Affairs Committee, Co-Chair of the Canadian Council for Aboriginal Business, Chair of the successful Northern Career Quest and a board member of Indigenous Works. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by our external auditor and its affiliates to us are required to be pre-approved by our Audit Committee. To enable this, we have implemented a process by which all requests for services involving the external auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then forwarded to the Chief Financial Officer for further review. Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled

46 | 2023 Annual Information Form

quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billings by Deloitte LLP (Deloitte), as external auditor of TELUS, during each of the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023		Year ended December 31, 2022
Type of work	$ millions	%	$ millions	%
Audit fees [1]	4.096	32.7	3.125	27.4
Audit-related fees [2]	7.978	63.6	7.230	63.3
Tax fees [3]	0.463	3.7	0.870	7.6
All other fees [4]	—	0.0	0.192	1.7
Total	12.537	100.0	11.417	100.0

1	Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements.
2	Includes fees for audits in relation to our statutory and regulatory filings, audits and reviews of subsidiaries including TELUS International, pension-related audits, customer required reviews and translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3	Relates to tax compliance, tax advice and tax planning.
4	Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such proxy circular assurance work (2022), Data Analytics Maturity Assessment and Benchmarking (2022) and other Specified Procedures (2022).
16.	ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR+ at sedarplus.ca and EDGAR at sec.gov. Additional information regarding directors’ and officers’ remuneration, and securities authorized for issuance under equity compensation plans, will be contained in TELUS’ information circular for the annual meeting to be held on May 9, 2024. Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2023. All of the above information can also be found at telus.com. Additional information about our TELUS International (Cda) Inc. subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov.

December 31, 2023 | 47

APPENDIX A:TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s Code of Ethics and Conduct and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the identification and management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.	MEMBERSHIP
1.1

The Committee will have a minimum of three members, including the chair of the Committee. The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote. The members will sit on the Committee at the pleasure of the Board.

1.2

The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote. The chair of the Committee will hold such position at the pleasure of the Board.

1.3	All members of the Committee will be Independent Directors.
1.4	All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.
1.5

At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.	MEETINGS
2.1	The Committee will meet at least once each quarter and otherwise as necessary. Any member of the Committee may call meetings of the Committee.
2.2

All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if they are not a member of the Committee.

2.3

Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, and an in-camera session without management or management directors present. The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4	The Chief Legal and Governance Officer or their nominee will act as secretary to the Committee.
2.5

The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings and meeting materials, regardless of whether the director is a member of the Committee.

2.6	The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.
3.	QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee. A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.	DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

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4.1Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

(a)

the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(b)

the interim and annual management’s discussion and analysis of financial condition and results of operations (“MD&A”) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

(c)	earnings press releases and earnings guidance, if any; and
(d)

all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results, annual information form and any metrics regarding climate related risks, sustainability, and environmental disclosure in financial reporting, including but not limited to, disclosure made under the Task Force on Climate-related Financial Disclosures framework established by the Financial Stability Board.

4.2External Auditors

The external auditors will report directly to the Committee and the Committee will:

(a)	appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;
(b)	conduct an annual review of the external auditors;
(c)

oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of coordination between the plans of the external and internal auditors;

(d)

discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls over financial reporting of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis will be given to the adequacy of internal controls to prevent, identify or detect fraud, or any payments, transactions or procedures that might be deemed illegal or otherwise improper;

(e)

meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

(f)

pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws. The Committee may also delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval;

(g)

annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

(h)

at least annually, obtain and review a report by the external auditors describing: the firm's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

(i)

annually, or more frequently as appropriate, assess and confirm the independence, objectivity and professional skepticism of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

(j)	require the external auditors to deliver an annual engagement letter to the Committee;
(k)	review post-audit or management letters, containing recommendations of the external auditors and management’s response;
(l)	review reports of the external auditors; and

(m)pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and the Company’s policies.

December 31, 2023 | 49

4.3Internal Auditors

The internal auditors will report functionally to the Committee, and administratively to the Company’s Chief Financial Officer (“CFO”), and the Committee will:

(a)	review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;
(b)	review and consider the annual performance objectives, performance evaluation and compensation treatment of the Chief Internal Auditor;
(c)	oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;
(d)	review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors;
(e)

annually review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors; and

(f)	review and approve the internal audit charter and updates thereto at a minimum of every five years (or sooner if required).

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4Whistleblower, Ethics and Internal Controls Processes

The Committee will ensure that the Company has in place adequate procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

(b)the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO, CFO, or the Chief Internal Auditor will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics will speak directly with the chair of the Committee.

The Committee will review:

(c)	at least once every two years, and recommend to the Board for approval, together with the People, Culture and Compensation Committee, the Code of Ethics and Conduct and material changes thereto; and
(d)

quarterly reports on ethics breaches including any pertaining to internal controls over financial reporting or fraud involving management or other employees who have a role in the Company’s internal controls over financial reporting.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5Accounting and Financial Management

The Committee will review:

(a)

with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates, risks and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

(b)	emerging accounting issues and their potential impact on the Company’s financial reporting;
(c)	significant judgments, assumptions and estimates made by management in preparing financial statements;
(d)	the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

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(e)	the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;
(f)	audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;
(g)	management’s approach for safeguarding corporate assets, data and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and
(h)	internal interim and post implementation reviews of major capital projects.
4.6	Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

(a)	the Company’s financial policies and compliance with such policies;
(b)	the credit worthiness of the Company;
(c)	the liquidity of the Company; and

(d)important treasury matters including financing plans.

4.7Legal/Regulatory Matters

The Committee will review:

(a)

with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

(b)	annually, management’s relationships with regulators, and the accuracy and timeliness of filings with regulatory authorities;
(c)	quarterly reports from the Chief Legal and Governance Officer on compliance with laws and regulations;
(d)	quarterly reports from the Vice-President, Chief Data and Trust Officer (“Chief Compliance Officer”) on legal, privacy and regulatory compliance activities; and
(e)	the anti-bribery and corruption policy and recommend to the Board for approval any material changes thereto.

4.8Risk Management

The Committee will:

(a)	consider reports on the annual enterprise risk assessment and updates thereto;
(b)

except to the extent that responsibility is reserved to the Board or delegated to another Board committee, review management’s implementation of risk policies and procedures, and assess the appropriateness and comprehensiveness of those policies and procedures;

(c)	consider reports on security (including cybersecurity);
(d)	consider reports on financial risk management including derivative exposure and policies;
(e)	consider reports on tax risk management and governance;
(f)	consider reports on business continuity, disaster recovery planning and external threat/hazard monitoring for the Company, including climate-related physical and transitional risks; and
(g)	review other risk management matters from time to time as the Committee may consider suitable or the Board may specifically direct.

4.9Other

The Committee will review:

(a)	compliance with the Executive Expense Policy of the expenses of the Board and the CEO;
(b)	significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;
(c)

the disclosure policy of the Company and recommend any material changes thereto to the Board for approval; and evaluate, at least once annually, the adequacy of these terms of reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee; and

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(d) at least once every two years, the Company's aircraft policy.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.	AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

(a)	engage and set compensation for independent counsel and other advisors;
(b)	communicate directly with the CFO, internal and external auditors, Chief Compliance Officer, Chief Legal and Governance Officer and any other member of management the Committee deems appropriate;
(c)	delegate tasks to Committee members or subcommittees of the Committee; and
(d)	access appropriate funding as determined by the Committee to carry out its duties.

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